Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BARNES GROUP INC.,

GOAT HOLDCO, LLC

and

GOAT MERGER SUB, INC.

Dated as of October 6, 2024

i

ii

Exhibit A	Certificate of Incorporation of Surviving Company

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 6, 2024, is by and among Barnes Group Inc., a Delaware corporation (the “Company”), Goat Holdco, LLC, a Delaware limited liability company (“Parent”), and Goat Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent, and each outstanding Company Common Share (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (c) resolved to recommend that the holders of Company Common Shares adopt this Agreement, and (d) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof;

WHEREAS, the Board of Directors of Merger Sub has (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement;

WHEREAS, the Board of Directors of Parent has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Equity Investors have duly executed and delivered to the Company a limited guarantee, dated as of the date of this Agreement, in favor of the Company (the “Guarantee”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1          The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent.

Section 1.2         Closing.  The closing of the Merger (the “Closing”) shall take place remotely at 9:00 a.m., Eastern Time, (a) on the fifth (5th) Business Day following the day on which the last of the conditions set forth in Article VI to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in accordance with this Agreement; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing), the Closing shall be delayed and occur instead on the date following the satisfaction or waiver of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing) that is the earlier to occur of (i) any Business Day before or during the Marketing Period as may be specified by Parent on no less than three (3) Business Days’ prior written notice to the Company and (ii) two (2) Business Days following the final day of the Marketing Period (subject, in each case of clauses (i) and (ii), to the satisfaction (or, to the extent permitted, waiver by the party entitled to the benefits thereof) of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver, to the extent permitted, of such conditions at the Closing)), or (b) at such other place, date and time as the Company and Parent may agree in writing.  The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3          Effective Time.  On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL to effect the Merger.  The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Effective Time”).

Section 1.4         Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

Section 1.5         Organizational Documents of the Surviving Company.

(a)          Subject to Section 5.9, at the Effective Time:

(i)         the certificate of incorporation of the Surviving Company shall be amended and restated as of the Effective Time so as to read in its entirety as set forth in Exhibit A; and

(ii)        the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Company shall be “Barnes Group Inc.”), as so amended, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6          Directors.  Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in each case, in accordance with the certificate of incorporation and bylaws of the Surviving Company.

Section 1.7          Officers.  Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in each case, in accordance with the certificate of incorporation and bylaws of the Surviving Company.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1          Effect on Capital Stock.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of Company Common Shares or shares of common stock of Merger Sub:

(i)         Common Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company.  From and after the Effective Time, all certificates representing shares of common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii)        Cancellation of Certain Stock.  Each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held by (A) any wholly owned Subsidiary of the Company or (B) Parent or any of its wholly owned Subsidiaries (including Merger Sub) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii)       Conversion of Company Common Shares.  Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be automatically converted into the right to receive $47.50 in cash, without interest (the “Merger Consideration”), in accordance with the provisions of Section 2.2 (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.2(j)).  All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Common Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Common Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the Company Common Shares represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b)         Shares of Dissenting Stockholders.  Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Company Common Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Company Common Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Company Common Shares held by any such holder (the “Dissenting Shares”) shall be cancelled and cease to exist and shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Company shall remain liable for payment of the Merger Consideration for such Dissenting Shares.  At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence.  The Company shall give Parent (i) prompt notice (and in any event within two (2) Business Days of becoming aware) and copies of any demands, withdrawals or any other instruments served pursuant to the DGCL received by the Company for appraisals of Company Common Shares and (ii) the reasonable opportunity to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or settle or offer to settle any such demands.

(c)          Certain Adjustments.  If, between the date of this Agreement and the Effective Time, the outstanding Company Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2          Exchange of Certificates.

(a)          Appointment of Paying Agent.  Prior to the Effective Time, Parent shall enter into an agreement (in form and substance reasonably acceptable to the Company and Parent) with a reputable bank or trust company approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed) (which may be the Company’s transfer agent) to act as paying agent in connection with the Merger (the “Paying Agent”).

(b)          Deposit of Merger Consideration.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Company Common Shares (other than Company Common Shares that will be cancelled pursuant to Section 2.1(a)(ii) or Dissenting Shares), a cash amount that, when taken together with available cash of the Company and its Subsidiaries that is deposited with the Paying Agent at the Effective Time, is sufficient to pay the aggregate Merger Consideration (such aggregate Merger Consideration, the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.2.  Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration out of the Payment Fund in accordance with this Agreement.

(c)          Exchange Procedures.  As promptly as practicable (and no later than the third (3rd) Business Day) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Shares as of immediately prior to the Effective Time whose Company Common Shares were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or, in respect of any Certificate that has been lost, effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (ii) instructions for use in effecting the surrender of Certificates (or, in respect of any Certificate that has been lost, effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(d)          Surrender of Certificates or Book-Entry Shares.  Upon surrender of Certificates (or, in respect of any Certificate that has been lost, effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement.  In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificates or Book-Entry Shares formerly representing such Company Common Shares may be paid to any such transferee if such Certificates or Book-Entry Shares are presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer, in each case, properly endorsed or otherwise in proper form, and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable.  No interest shall be paid or shall accrue on the Merger Consideration payable upon surrender of any Certificates or Book-Entry Shares.

(e)          No Further Ownership Rights in Company Common Shares.  From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all Company Common Shares outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Company Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Company Common Shares are presented to the Surviving Company, Parent or the Paying Agent for any reason, then such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f)          Investment of Payment Fund.  The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided that any such investments shall be in (i) direct short-term obligations of, or short-term obligations guaranteed by, the U.S. government, (ii) short-term commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s corporation, respectively, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly deposit (or cause to be deposited) additional funds to the Paying Agent for the benefit of the holders of Company Common Shares at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. Any net profits resulting from or income arising out of such investments shall be paid to Parent or the Surviving Company pursuant to Section 2.2(g).

(g)          Termination of Payment Fund.  Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such holder has the right to receive pursuant to this Article II, without any interest thereon.

(h)          No Liability.  Subject to applicable Law, none of Parent, the Company, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i)           Withholding Rights.  Each of the Company, the Surviving Company, Parent, Merger Sub and the Paying Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Tax Law.  To the extent that any amounts are so deducted, withheld and timely remitted to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in a customary amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(g), Parent or the Surviving Company) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

Section 2.3          Treatment of Company Equity Awards and Company ESPP.

(a)         Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of a compensatory option to purchase Company Common Shares granted under the Company Equity Plans (a “Company Option”) with respect to such holder’s Company Options, at the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive, without interest, a cash payment equal to the product of (i) the number of Company Common Shares subject to such Company Option as of immediately prior to the Effective Time (with any performance goals applicable to such Company Option, if any, deemed fully achieved as of the Effective Time) and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Common Share subject to such Company Option as of the Effective Time, less any applicable Taxes required to be withheld with respect to such payment.  Any Company Option that has an exercise price per Company Common Share subject to such Company Option that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration.

(b)          At the Effective Time, each restricted stock unit award in respect of Company Common Shares granted under the Company Equity Plans, other than a Company PSU Award (a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive, without interest, a cash payment equal to the product of (i) the number of Company Common Shares subject to such Company RSU Award as of immediately prior to the Effective Time and (ii) the Merger Consideration, plus any accrued and unpaid dividends or dividend equivalent rights corresponding to such award, less any applicable Taxes required to be withheld with respect to such payment.

(c)          At the Effective Time, each performance-based restricted stock unit award in respect of Company Common Shares granted under the Company Equity Plans (a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of Company Common Shares subject to such Company PSU Award as of immediately prior to the Effective Time, with applicable performance goals deemed achieved at the greater of (x) the target level of performance and (y) actual performance as of the Effective Time (as determined by the Company Board or the compensation committee thereof prior to the Effective Time in its reasonable and good faith discretion in consultation with Parent) and (ii) the Merger Consideration, plus any accrued and unpaid dividends or dividend equivalent rights corresponding to such award, less any applicable Taxes required to be withheld with respect to such payment.

(d)          At the Effective Time, each deferred stock unit award in respect of Company Common Shares (a “Company DSU Award”) under the Barnes Directors’ Deferred Compensation Plan or the Barnes Non-Employee Director Deferred Stock Plan, as applicable, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a cash payment, without interest, in an amount equal to the product of (i) the number of Company Common Shares subject to such Company DSU Award as of the Effective Time and (ii) the Merger Consideration, plus any accrued and unpaid dividends or dividend equivalent rights corresponding to such award, less any applicable Taxes required to be withheld with respect to such payment.

(e)          Parent shall, or shall cause the Surviving Company to, pay to the holders of the Company Equity Awards the cash payments due pursuant to this Section 2.3 as promptly as practicable following the Closing Date (but in no event later than five (5) Business Days after the Closing Date); provided, however, that to the extent that any Company RSU Award, Company PSU Award or Company DSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code.

(f)          As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that:  (i) with respect to any offering periods in effect as of the date hereof (the “Current ESPP Offering Periods”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Periods; (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iii) if the Current ESPP Offering Periods terminate prior to the Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period and the final purchase date shall be accelerated to a date that is three (3) Business Days prior to the Closing.

(g)          Prior to the Effective Time, the Company, the Company Board or the Compensation and Management Development Committee of the Company Board, as applicable, shall adopt resolutions approving the provisions of this Section 2.3.

Section 2.4          Further Assurances.  If at any time prior to or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall, upon reasonable consultation with the other party, execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the SEC by the Company or any of its Subsidiaries at least two (2) Business Days prior to the date hereof (excluding any disclosures set forth under the captions “risk factors” or “forward-looking statements” to the extent they are cautionary, predictive or forward-looking in nature, but including any historical factual information contained within such statements) or (b) as disclosed in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1          Organization.

(a)          The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          The Company has made available to Parent prior to the date of this Agreement a true, correct and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the date hereof.  The Company Organizational Documents are in full force and effect, and the Company is not in material violation of any of their provisions.

(c)          Section 3.1(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all the Subsidiaries of the Company, the jurisdiction of organization thereof and the ownership interest of the Company in each Subsidiary of the Company.  No Subsidiary of the Company is in violation of any of the provisions of its certificate of incorporation or bylaws (or equivalent organizational documents), except for violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or reasonably be expected to prevent the consummation of the Merger.

Section 3.2          Capital Stock and Indebtedness.

(a)          The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock, par value $0.01 per share (the “Company Common Shares”), of which 50,838,404 shares have been issued and are outstanding as of October 4, 2024 (the “Capitalization Date”), and (ii) 3,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Shares”) of which no shares have been issued or are outstanding as of the date of this Agreement.  As of the Capitalization Date, 13,950,200 Company Common Shares were held in treasury.  All outstanding Company Common Shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b)          As of the close of business on the Capitalization Date:

(i)         217,345 Company Common Shares are reserved for future issuance under the Company ESPP;

(ii)        2,035,593 Company Common Shares were issuable upon the exercise of outstanding Company Options;

(iii)       448,634 shares were subject to Company RSU Awards;

(iv)       317,988 shares were subject to Company PSU Awards (assuming achievement of the applicable performance goals at the target level); and

(v)         no shares were subject to Company DSU Awards.

(c)          Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list, as of the close of business on the Capitalization Date, of (i) each Company Equity Award, (ii) the participant ID of the Company Equity Award holder, (iii) the number of Company Common Shares underlying each Company Equity Award (assuming that applicable performance metrics in respect of the Company PSUs are achieved at “target” levels or, to the extent that the applicable performance period has been completed prior to the Capitalization Date, based on the actual level of achievement), (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.  Each Company Equity Award was issued in accordance with the terms of the applicable Company Equity Plan and in compliance in all material respects with all applicable Laws.

(d)         Except as set forth in Section 3.2(a) and Section 3.2(c), and other than the Company Common Shares that have become outstanding after the Company Capitalization Date that were reserved for issuance under a Company Equity Plan and issued in accordance with the terms of such Company Equity Plan and applicable Company Equity Award, in each case, in effect as of the date hereof, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests, including restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interests of the Company or any of its Subsidiaries or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  As of the date of this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.  Since the Capitalization Date through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, vesting or settlement of Company Equity Awards in accordance with their respective terms, or conducted pursuant to an authorization by the Company Board) or granted any Company Equity Awards.

(e)          Except as set forth on Section 3.2(e) of the Company Disclosure Letter, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights (other than statutory preemptive rights) in favor of any Person other than the Company or a Subsidiary of the Company.  Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person), other than equity interests that are not material to the Company and its Subsidiaries, taken as a whole.

Section 3.3          Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and, subject to adoption of this Agreement by holders of a majority of the outstanding Company Common Shares entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby and thereby, including the Merger.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Company Board and, except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of the Company or vote of the Company’s stockholders is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Merger.  The Company Board has (i) determined that the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, (iii) resolved to recommend that the holders of Company Common Shares adopt this Agreement (the “Recommendation”) and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof.  This Agreement has been, and the other Transaction Documents to which the Company is a party when executed will be, duly and validly executed and delivered by the Company and, assuming this Agreement and the other Transaction Documents to which the Company is a party constitute the legal, valid and binding agreement of Parent and Merger Sub, this Agreement and the other Transaction Documents to which the Company is a party constitute the legal, valid and binding agreement of the Company and are enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b)          Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement with the U.S. Securities and Exchange Commission (the “SEC”), (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the rules and regulations of the New York Stock Exchange (the “NYSE”), (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and all other applicable Laws designed to govern competition, trade regulation or foreign investment, or to prohibit, restrict or regulate actions with the purpose or effect of monopolization, restraint of trade, or foreign investment for the purposes of national security, public order or defense matters of the jurisdictions set forth on Section 3.3(b) of the Company Disclosure Letter (collectively, “Antitrust Laws”) (clauses (i) – (v), collectively, the “Transaction Approvals”), and subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.2(b), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, except for such authorizations, consents, Orders, licenses, permits, approvals, registrations, declarations, notices and filings that (A) are not required to be made or obtained prior to the consummation of such transactions, or (B) the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a default under (with or without notice or lapse of time, or both), result in termination or give to others any right of termination, vesting, amendment, acceleration, or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the properties or assets of the Company or any of its Subsidiaries pursuant to any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Law, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4          Reports and Financial Statements.

(a)          The Company has timely filed or furnished all forms, documents, schedules, exhibits, reports, and other documents required to be filed or furnished by it with the SEC since January 1, 2023 (collectively, together with all other information incorporated therein and as supplemented, modified or amended since the time of filing, the “Company SEC Documents”).  As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is, or at any time since January 1, 2023, has been, required to file any forms, reports or other documents with the SEC.  As used in this Section 3.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.  To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b)          The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements for normal year-end adjustments and any other adjustments described therein, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.  As of the date of this Agreement, to the knowledge of the Company, there are no outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents.  As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review or ongoing SEC investigation.

Section 3.5         Internal Controls and Procedures.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  To the Company’s knowledge, since January 1, 2023, the Company’s independent registered public accounting firm has not identified or been made aware of:  (a) any “material weakness” or “significant deficiencies” (each as defined in Rule13a-15(f) of the Exchange Act) in the design or operation of internal control over financial reporting utilized by the Company or any of its Subsidiaries (nor has the Company’s principal executive officer or principal ﬁnancial officer identified any such significant deficiency or material weakness as of the date hereof) that is reasonably likely to adversely affect in any material respect the Company’s ability to report financial information or (b) any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting or disclosure controls or procedures.

Section 3.6          No Undisclosed Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2023 (including any notes thereto), or in the consolidated financial statements of the Company (including the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) Liabilities arising in connection with the transactions contemplated hereby or by the other Transaction Documents to which the Company is a party or in connection with obligations under existing Contracts or applicable Law, (iii) Liabilities incurred in the ordinary course of business since June 30, 2024, (iv) Liabilities that have been discharged or paid in full in the ordinary course of business prior to the date hereof and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7          Compliance with Law; Permits.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, Orders, registrations and clearances of any Governmental Entity (“Governmental Authorizations”) necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.  There are no actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation or adverse modification of any license of the Company, except where such revocation, cancellation or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as would not be material to the Company and its Subsidiaries (taken as a whole), neither the Company nor any of its Subsidiaries has received any written notice of any material noncompliance or alleged material noncompliance with any material licenses.

(b)          None of the Company, its Subsidiaries, the directors or officers of the Company or, to the Company’s knowledge, any of the directors or officers of the Company’s Subsidiaries or employees or agents of the Company or its Subsidiaries, has in the past three (3) years, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries or (iii) violated any Bribery Legislation.  During the past three (3) years, the Company and its Subsidiaries have maintained policies and procedures reasonably designed to promote and ensure compliance with Bribery Legislation.  During the past three (3) years, none of the Company, its Subsidiaries, or, to the knowledge of the Company, any of its directors, officers, employees, or third parties acting on its behalf, have been involved in any allegation, inquiry, investigation, enforcement action, litigation, or disclosure regarding any actual or suspected violation of Bribery Legislation.

(c)          None of the Company or its Subsidiaries, the directors or officers of the Company or, to the Company’s knowledge, any of the directors or officers of the Company’s Subsidiaries or employees or agents of the Company or its Subsidiaries, (i) is a Sanctioned Person, (ii) is subject to debarment or any list-based designations under Trade Controls, or (iii) has, since October 7, 2020, engaged in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country or any transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

(d)          Except as set forth in Section 3.7(d) of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has, since October 7, 2020: (i) complied with applicable Trade Controls and Sanctions Laws; (ii) maintained in place and implemented controls and systems to comply with applicable Trade Controls and Sanctions Laws and (iii) not been the subject of or otherwise involved in an investigation or enforcement action by any Governmental Entity or other legal proceeding with respect to actual or alleged violations of Trade Controls or Sanctions Laws, and has not been notified of any such pending or threatened actions.

Section 3.8          Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with applicable Environmental Laws, and each has, and has filed timely application to renew, all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, (b) none of the Company or any of its Subsidiaries is subject to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, (c) there are no Proceedings to which the Company or any of its Subsidiaries is a party pending or, to the Company’s knowledge, threatened in writing alleging a violation by, or liability of the Company or any of its Subsidiaries under any Environmental Law, (d) to the Company’s knowledge, there has been no Release or threatened Release of Hazardous Materials at, on, under or from any Owned Real Property or Leased Real Property or any other property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or any other location that would reasonably be expected to result in the imposition on the Company or any of its Subsidiaries of any liability under any Environmental Law, (e) no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under Environmental Laws for the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, and (f) except as assumed or provided in the ordinary course of business, none of the Company or any of its Subsidiaries has assumed or provided indemnity for any outstanding Liability or obligation of any other Person under Environmental Laws.  Notwithstanding anything to the contrary in this Agreement, this Section 3.8 and Section 3.9(k) contains the sole and exclusive representations and warranties of the Company in this Agreement regarding liabilities, obligations or compliance with Environmental Laws or Environmental Permits.

Section 3.9          Employee Benefit Plans; Labor.

(a)          Section 3.9(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of each material U.S. Company Benefit Plan and each material Company Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Company Benefit Plan”).  With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company:  (i) all plan documents (including all amendments thereto) (which, for the avoidance of doubt, with respect to any material U.S. Company Benefit Plan for which a form agreement is used, shall consist of a copy of such form); (ii) the most recent audited financial statements and actuarial or other valuation reports; (iii) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”); (iv) the most recent determination, opinion or advisory letter from the IRS for any such U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (v) the most recent summary plan description; (vi) any related trust agreement, material insurance contract or other material funding instrument; (vii) all other material agreements which implement each such Non-U.S. Company Benefit Plan; and (viii) all material filings and correspondence with any Governmental Entity in the past two (2) years; provided, that with respect to each material Non-U.S. Company Benefit Plan, copies of the foregoing items, to the extent applicable, will be made available to Parent by the Company within thirty (30) Business Days following the date hereof.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made by the Company or any of its Subsidiaries to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period since January 1, 2022, through the date hereof, have been timely made; (iii) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS and, to the knowledge of the Company, there are no existing circumstances that would reasonably be expected to result in disqualification of any such Company Benefit Plan or the related trust; (iv) there are no pending, or to the Company’s knowledge, threatened or anticipated claims (other than routine claims for benefits), investigations or audits by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability; and (v) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan.

(c)          With respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:  (i) such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; and (iii) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate such Company Benefit Plan and no event has occurred that would reasonably be expected to result in the incurrence by Parent or any of its Affiliates of any liability with respect to the termination of such plan.

(d)          None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has, since January 1, 2022, maintained, established, contributed to or been obligated to contribute or would reasonably expect to have any liability with respect to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), a “multiple employer plan” (as defined in Section 413(c) of the Code), or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each U.S. Company Benefit Plan that provides health or welfare benefits is either fully insured or, if not fully insured, any incurred but not reported claims under such U.S. Company Benefit Plan have been properly accrued in accordance with GAAP to the extent required thereby.  No U.S. Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(f)          Neither the Company nor any of its Subsidiaries is party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A or Section 4999 of the Code.

(g)          Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.  No material Tax penalties or material additional Taxes have been imposed or would be reasonably expected to be imposed on any current or former employee of the Company or any of its Subsidiaries, and no acceleration of material Taxes has occurred or would be reasonably expected to occur with respect to any current or former employee of the Company or any of its Subsidiaries, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(h)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) has been maintained in compliance with all applicable Laws.

(i)          Except as expressly provided in this Agreement, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any current or former employee, officer, director or individual service provider of the Company or any of its Subsidiaries; (ii) the acceleration of vesting or timing of payment of compensation or benefits to any current or former employee, officer, director or individual service provider of the Company or any of its Subsidiaries; (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan; (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)           Section 3.9(j) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of each collective bargaining agreement, labor union contract, works council arrangement or trade union agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (each, a “Collective Bargaining Agreement”) that covers employees or other service providers of the Company or any of its Subsidiaries.  As of the date hereof, there are no strikes, lockouts, slowdowns, work stoppages, material grievances or other material labor disputes or disruptions, and no activities or proceedings of any labor, trade union or other employee representative body to organize any employees of the Company or any of its Subsidiaries, or any other union organization activity, including petitions seeking a representation proceeding, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is required to obtain the consent of, or otherwise consult or bargain with any of their employees or any of their bargaining unit representatives as a result of this Agreement or the transactions contemplated hereby.

(k)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (i) all natural persons providing services to the Company and its Subsidiaries have been properly classified under applicable Laws (A) as employees or individual independent contractors and, (B) for employees, as an “exempt” employee or “non-exempt” employee, as applicable, and (ii) the Company and its Subsidiaries have complied with all applicable Laws regarding employment and employment practices, including, but not limited to, terms and conditions of employment, classifications of employees (as “exempt” or “non-exempt”) and individual independent contractors, wages, hours, reductions in force, health and safety, equal employment opportunity, discrimination, harassment, retaliation, immigration, whistleblowing, collective bargaining, workers’ compensation, terminations, civil rights, human rights and fair labor standards, family and medical leave and other leaves of absence, collection and payment of withholding or social security Taxes and any similar Tax, or any other employment-related matters (collectively, the “Employment Laws”).

(l)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, no Proceedings relating to non-compliance with the Employment Laws are pending, threatened in writing or, to the Company’s knowledge, threatened orally.  Since January 1, 2022, the Company and its Subsidiaries have investigated all allegations of sexual harassment or discriminatory harassment to their knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations.  No such allegation of sexual or discriminatory harassment would reasonably be expected to result in a Material Adverse Effect and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into material disrepute.

Section 3.10          Absence of Certain Changes or Events.

(a)          From December 31, 2023, through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of, this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business and (ii) except as set forth on Section 3.10(a) of the Company Disclosure Letter, the Company and its Subsidiaries have not taken or agreed to take any action that, if taken after the date hereof, would require the consent of Parent pursuant to Section 5.1(b)(ii), Section 5.1(b)(vi), Section 5.1(b)(vii), Section 5.1(b)(viii), Section 5.1(b)(ix), Section 5.1(b)(xvi), and Section 5.1(b)(xxi) (but, in the case of Section 5.1(b)(xxi), solely with respect to the enumerated subsections of Section 5.1(b) previously listed in this sentence).

(b)          From December 31, 2023, through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11       Litigation.  From December 31, 2023, through the date hereof, (a) there has not been any Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the knowledge of the Company, threatened in writing that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries has been, subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12        Company Information.  The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first disseminated to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied, or required to be supplied, by Parent or Merger Sub or any of their Affiliates (including the Equity Investors) for inclusion or incorporation by reference therein.  The Proxy Statement filed by the Company will, at the time of the Company Stockholders’ Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act.

Section 3.13       Tax Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          The Company and its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate; and (ii) have paid all Taxes that are required to be paid by any of them (including any Taxes required by applicable Law to be withheld from amounts owing to, or collected from, any employee, creditor or other third party), except, in each case of clauses (i) and (ii), with respect to matters for which adequate reserves have been established, in accordance with GAAP.

(b)          There are no outstanding waivers or extensions regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries that has not since expired.

(c)          No written claim has been made within the past five (5) years by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file income or franchise Tax Returns that the Company or any of its Subsidiaries is or may be subject to such taxation by, or required to file Tax Returns with respect to such Taxes in, that jurisdiction.

(d)          There are not pending, or to the Company’s knowledge, threatened in writing, any audits, examinations, investigations or other administrative or judicial proceedings in respect of Taxes of the Company or any of its Subsidiaries.

(e)          There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)          None of the Company and its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or a Subsidiary) or (ii) has any liability for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by Contract (other than (i) any such agreement or arrangement solely between the Company and/or its Subsidiaries and (ii) commercial agreements not primarily relating to Taxes), or otherwise pursuant to applicable Law.

(g)          None of the Company and its Subsidiaries is party to any tax sharing, allocation or similar agreement or arrangement other than (i) any such agreement or arrangement solely between the Company and/or its Subsidiaries and (ii) commercial agreements not primarily relating to Taxes.

(h)          None of the Company and its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify as tax-free pursuant to Section 355(a)(1) of the Code in the past two (2) years.

(i)          None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)          The representations made by Barnes Group Switzerland GmbH in the request for the permission to apply the reporting procedure instead of paying WHT on dividends (Form 823C and accompanying documents) submitted to the Swiss Federal Tax authority in 2022 were true and correct as of the date thereof.

(k)          The Company and its Subsidiaries do not have any liability in respect of escheat or unclaimed property under applicable U.S. state or local Laws.

Notwithstanding anything to the contrary in this Agreement, this Section 3.13 and Section 3.9 (Employee Benefit Plans; Labor) (to the extent specifically related to Taxes) contain the sole and exclusive representations and warranties of the Company in this Agreement regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

Section 3.14        Real Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary of the Company has good and valid title to the real property owned by the Company and each Subsidiary of the Company (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens) and (ii) there are no pending or, to the knowledge of the Company, threatened in writing condemnation, eminent domain or similar proceedings affecting any Owned Real Property.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each real property leased by the Company or any Subsidiary of the Company (the “Leased Real Property”) pursuant to the applicable Company Lease, free and clear of all Liens (other than Permitted Liens), (ii) each such lease, together with all amendments, guarantees, supplements and other modifications thereto relating to the Leased Real Property (each, a “Company Lease”) is in full force and effect, subject to the Enforceability Exceptions, and (iii) none of the Company or any of its Subsidiaries has received written notice of any material default under any Company Lease.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened in writing condemnation, eminent domain, or similar proceedings affecting any Leased Real Property.

Section 3.15        Intellectual Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, (i) no Company Registered Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by the Company (other than ordinary course Orders in Proceedings related to the application for, or registration of, any Company Registered Intellectual Property), (ii) the Company has not received notice of any opposition or cancellation Proceeding pending against the Company or its Subsidiaries concerning the ownership, validity, or enforceability of any Company Registered Intellectual Property (other than ordinary course Proceedings related to the application for, or registration of, any Company Registered Intellectual Property), and (iii) none of the Patents that are Company Registered Intellectual Property are invalid or unenforceable.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in the Company Intellectual Property free and clear of all Liens (except for Permitted Liens), and (ii) the Company and its Subsidiaries owns or otherwise possesses valid and adequate rights to use all Intellectual Property material to the business of the Company or any of its Subsidiaries as currently conducted.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have secured from all current and former employees who, since January 1, 2023, independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Company Intellectual Property (each, an “Author”) for or on behalf of the Company or its Subsidiaries within the scope of their employment therewith present assignment of all of the Authors’ right, title and interest in and to such Intellectual Property, or such Intellectual Property has otherwise vested automatically in the Company or its applicable Subsidiaries, and the Company and its Subsidiaries (as applicable) have obtained a waiver of all non-assignable rights relating thereto.  No Author has retained, or to the knowledge of the Company, claims to retain, any ownership interest in or to any material Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no government funding or funding from, or facilities of, a university, college, or other educational institution or research center was, since January 1, 2023, used in the development of any Company Intellectual Property, in each case, in a manner that grants any government or other organization ownership of, or the right to grant licenses under, any such Company Intellectual Property.  To the knowledge of the Company, no Author has performed services for the government, university, college, or other educational institution or research center in a manner that grants any government or other organization ownership of, or the right to grant licenses under, any such Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)          There are no pending Proceedings brought by the Company against any third Person alleging infringement of any Company Intellectual Property nor any pending Proceedings brought against the Company or any of its Subsidiaries alleging infringement, misappropriation or other violation of any Intellectual Property of any third Person and the Company is not infringing or misappropriating or otherwise violating, and, has not since January 1, 2023, infringed, misappropriated or otherwise violated, the Intellectual Property of any third Person, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)          The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries, and since January 1, 2023, to the Company’s knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any material Trade Secret of the Company or its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)          To the Company’s knowledge, all IT Assets used by the Company or any of its Subsidiaries in the conduct of their businesses (i) are sufficient as is necessary for the businesses of the Company and its Subsidiaries as currently conducted and (ii) do not contain any virus, software routine, malware, hardware component, disabling code or instructions, spyware or other vulnerabilities designed to permit unauthorized access or to disable or otherwise harm any IT Assets, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)          Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no material IT Assets have suffered any material failures, breakdowns, disruptions or interruptions and (ii) there has been no material unauthorized, unlawful or accidental access, use, encryption, exfiltration, destruction or disclosure of Personal Data or unauthorized access to or other breach of security with respect to any IT Assets, in each case, including any such occurrence that would constitute a “data breach,” “security breach,” “cybersecurity incident,” or any similar term under, or other violation of any applicable Information Privacy and Security Law (each, a “Security Incident”).

(i)          The Company and its Subsidiaries have reasonable measures in place, which include a written information security program, designed to protect the Personal Data under their possession or control from any Security Incident or use or access that would violate Information Privacy and Security Laws, the Privacy Policies or any contractual obligations applicable to the Company or any of its Subsidiaries.

(j)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company’s and each of its Subsidiaries’, and to the Company’s knowledge, each applicable third party data processor’s collection, use, storage or other processing of Personal Data processed on behalf of the Company or its Subsidiaries, complies and has since January 1, 2022, complied in all respects with (i) Information Privacy and Security Laws and applicable contractual obligations and (ii) applicable privacy policies or disclosures posted to websites or other media maintained or published by the Company or any of its Subsidiaries (each, a “Privacy Policy”).  Since January 1, 2022, the Company has not received written complaint or written notice of any pending or threatened claims or regulatory inquiries from any Governmental Entity or other Person alleging that the Company’s or its Subsidiaries’ collection, use, storage or other processing of Personal Data violates applicable Law (including Information Privacy and Security Laws), except for such complaints, claims or regulatory inquiries that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.16        Material Contracts.

(a)          Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any of its Subsidiaries is a party (other than this Agreement and the other Transaction Documents to which the Company is a party and any Company Benefit Plans) that:

(i)          is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)        expressly imposes any material restriction on the right or ability of the Company or its Subsidiaries to compete with any other Person or in any geographical area or to solicit client or customer, and, in each case, that following the Closing will materially restrict the ability of Parent or its Subsidiaries to so compete or solicit;

(iii)       expressly imposes any material obligation on the Company or its Subsidiaries to conduct business with any third party on a preferential or exclusive basis or that contains material “most favored nation” or similar covenants and that following the Closing will impose such obligation on Parent or its Subsidiaries;

(iv)       provides for Indebtedness for borrowed money (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $5,000,000;

(v)        grants any right of first refusal, right of first offer, right to purchase or similar right to purchase any material assets, rights or properties of the Company or its Subsidiaries;

(vi)       (A)  provides for the acquisition or disposition of any assets (other than acquisitions or dispositions in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person and (i) was entered into within the three (3) years prior to the date of this Agreement with a value in excess of $10,000,000, or (ii) which contains any outstanding material obligations, including indemnification, guarantee, “earn-out” or other contingent payment obligations, as of the date of this Agreement, or (B) under which it has advanced or loaned or is required to advance or loan to any other Person (other than the Company or any of its wholly owned Subsidiaries) amounts in excess of $7,000,000;

(vii)      is a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership, limited liability company or arrangement material to the Company or its Subsidiaries or in which the Company or its Subsidiaries own more than 10% voting, economic or other membership or partnership interest;

(viii)     is a Contract with any Significant Customer for the sale of goods or services by the Company or any of its Subsidiaries or is a Contract with any Significant Supplier for the purchase of services, materials, supplies or equipment by the Company or any of its Subsidiaries (other than any purchase or sale order, including any such purchase or sale order based on quoted or pre-established pricing or that is processed in the ordinary course of business through an electronic transaction or other Contract, in each case, that is not material to the Company and its Subsidiaries, taken as a whole);

(ix)       is a Contract that is a settlement, conciliation or similar agreement pursuant to which the Company or any of its Subsidiaries are obligated after the date of this Agreement to pay consideration in excess of $7,500,000 or has any material ongoing obligations or that would otherwise materially limit the operation of the Company or its Subsidiaries, taken as a whole, as currently operated;

(x)        is a Contract containing a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $5,000,000;

(xi)       is a Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements to which the Company or any of its Subsidiaries is a party;

(xii)      any Government Contract that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(xiii)     grants a third Person a license to Company Intellectual Property, which grant of rights is material to the business of the Company and its Subsidiaries, excluding any Contracts containing (y) a license exclusive only within a reasonably limited field or jurisdiction entered into in the ordinary course of business (A) in connection with the sale or distribution of any product or service of the Company or its Subsidiaries or (B) to facilitate the provision of products or services for or on behalf of the Company or its Subsidiaries or (z) a non-exclusive license entered into (A) in the ordinary course of business, (B) in connection with the sale or distribution of any product or service of the Company or its Subsidiaries, or (C) to facilitate the provision of products or services for or on behalf of the Company or its Subsidiaries; or

(xiv)     is with an Affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated by the SEC.

All contracts of the types referred to in clauses (i) through (xiv) above, excluding any Company Benefit Plans, are referred to herein as “Company Material Contracts.”

(b)          As of the date hereof, the Company has made available to Parent true, correct and complete copies of each Company Material Contract.  As of the date hereof, none of the Company, its Subsidiaries or, to the Company’s knowledge, any other party to any Company Material Contract is in breach of or default in any respect under the terms of any Company Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Company Material Contract (i) is in full force and effect, subject to the Enforceability Exceptions and (ii) to the knowledge of the Company, is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and each of the other parties thereto, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  There are no disputes pending, or to the Company’s knowledge, threatened (in writing), with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.17       Opinion of Financial Advisors.  The Company Board has received the separate opinions of Goldman Sachs & Co. LLC and Jefferies LLC each to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken set forth therein, the Merger Consideration to be received by holders of Company Common Shares pursuant to this Agreement is fair from a financial point of view to such holders (other than as set forth in such opinion).  A true, correct and complete copy of the signed written version of each opinion referenced in this Section 3.17 will be made available to Parent solely for informational purposes and on a non-reliance basis following receipt thereof by the Company Board.

Section 3.18        Finders or Brokers. Except for Goldman Sachs & Co. LLC and Jefferies LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker, financial advisor, finder or other similar Persons in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.  The Company has made available to Parent true, complete and correct copies of any agreements with Goldman Sachs & Co. LLC and Jefferies LLC pursuant to which Goldman Sachs & Co. LLC or Jefferies LLC is entitled to a fee as a result of the Merger.

Section 3.19       State Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties set forth in Section 4.10, no state “fair price,” “moratorium,” “control share acquisition” or “business combination statute or regulation” or other anti-takeover or similar Law (each, a “Takeover Statute”) is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.  The Company Board has taken action to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 3.20       Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies maintained by the Company and any of its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy maintained by the Company or any of its Subsidiaries; (c) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any insurance policy maintained by the Company or any of its Subsidiaries; (d) there are no material claims under any of the insurance policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a denial or dispute in the ordinary course of business or a customary reservation of rights notice) and (e) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 3.21       Customers and Suppliers.  Section 3.21 of the Company Disclosure Letter sets forth the five (5) largest customers (by total aggregate annual revenue received by the Company and its Subsidiaries) of the Company and its Subsidiaries for the twelve (12)-month period ending on December 31, 2023 (the “Significant Customers”), and the five (5) largest suppliers and distributors (by total aggregate annual spend amounts paid to such suppliers or distributors by, or on behalf of, the Company and its Subsidiaries) (the “Significant Suppliers”) of the Company and its Subsidiaries for the twelve (12)-month period ending on December 31, 2023.  During the twelve (12)-month period ending on June 30, 2024, no Significant Customer or Significant Supplier (x) cancelled or otherwise terminated, or, the knowledge of the Company, threatened in writing, to cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries or (y) materially decreased its business with or, to the knowledge of the Company, threatened in writing to materially decrease its business with the Company or its Subsidiaries, in each case, except as permitted by the terms of a Contract with the Company or any of its Subsidiaries or as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.22       Affiliate Transactions.  Except for Company Benefit Plans and indemnification agreements entered into in the ordinary course of business, since January 1, 2021, there have been not been any Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any present or former director or executive officer of the Company or any of its Subsidiaries or Affiliates or any holder of five percent (5%) or more of the Company Common Shares or any “immediate family member” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any of the foregoing, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

Section 3.23       Government Contracts.  Except as would not be material to the Company and its Subsidiaries (taken as a whole), with respect to any Government Contract within the past six (6) years: (a) neither the Company nor any of its Subsidiaries is or has been in breach of or default under any Government Contract, and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a breach or default by the Company or its Subsidiaries; (b) all representations and certifications applicable to such Government Contracts and associated bids or proposals were accurate in all material respects when made and have been updated as required; (c) invoices submitted by the Company or any of its Subsidiaries were accurate in all material respects, and any required adjustments have been promptly credited and reported to the applicable customer; (d) neither the Company nor any of its Subsidiaries holds a facility security clearance as defined in the National Industrial Security Program Operating Manual (32 C.F.R. pt 117) and neither the Company nor any of its Subsidiaries needs a facility security clearance or needs its employees to hold personal security clearance(s) to perform any Government Contract; (e) neither the Company nor any of its Subsidiaries has claimed “small business” status or other preferred bidder status (such as veteran-owned small business, service-disabled veteran-owned small business, woman-owned, HUBZone, 7(a) small business, minority-owned, etc.) in relation to a Government Contract or an associated bid or proposal; (f) no Government Contract has been awarded to either the Company or any of its Subsidiaries because of “small business” status or other preferred bidder status; (g) neither the Company nor any of its Subsidiaries nor any of their respective Principals (as that term is defined by 48 C.F.R. § 2.101) has been suspended, debarred, or otherwise excluded from contracting with a Governmental Entity or been notified in writing of any proposed suspension, debarment or exclusion or received any show cause notice from a suspending, debarring or excluding official; (h) neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure to any Governmental Entity with respect to any irregularity, misstatement, significant overpayment, or violation of law arising under or relating to any Government Contract; (i) neither the Company nor any of its Subsidiaries has received or been provided written (nor to the knowledge of the Company, any oral) cure notice, show cause notice, notice of investigation or audit by a Governmental Entity; and (j) the Company and each of its Subsidiaries that is or has been subject to Defense Federal Acquisition Regulation Supplement (“DFARS”) 252.204-7012 has at all times complied with all cybersecurity requirements of DFARS 252.204-7012, including by developing and maintaining a System Security Plan (as such term is defined and used in the NIST SP 800-171 cybersecurity framework) and an industry standard “plan of action and milestones” for addressing security vulnerabilities and compliance gaps identified in the System Security Plan within an established timeframe.

Section 3.24        No Other Representations.  The Company is not relying upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to any of Parent, Merger Sub or any other Person, except as expressly set forth in Article IV, the Equity Commitment Letter and the Guarantee.  Without limiting the generality of the foregoing, the Company acknowledges that none of Parent, Merger Sub or any other Person has made or makes, and the Company is not relying upon, any representation or warranty whatsoever to the Company with respect to the transactions contemplated by this Agreement, except as expressly set forth in Article IV, and by the Equity Investors in the Equity Commitment Letter and the Guarantee.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1         Organization.  Parent is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2         Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a)          Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, including the Merger and the Financing.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger and the Financing, have been duly and validly authorized by the Board of Directors of Parent and the Board of Directors of Merger Sub and, except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which such adoption shall occur immediately following the execution of this Agreement), and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of either Parent or Merger Sub, or other vote of Parent’s stockholders or Merger Sub’s stockholders, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Financing.  The Board of Directors of Parent has approved the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, and the Board of Directors of Merger Sub has (i) determined that the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger and (iii) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement.  This Agreement has been, and the other Transaction Documents to which one or both of Parent and Merger Sub, as applicable, is a party when executed will be, duly and validly executed and delivered by Parent and/or Merger Sub, as applicable, and, assuming this Agreement and the other Transaction Documents to which one or both of Parent and Merger Sub, as applicable, is a party constitute the legal, valid and binding agreement of the Company, this Agreement and the other Transaction Documents to which one or both of Parent and Merger Sub, as applicable, is a party constitute the legal, valid and binding agreement of Parent and/or Merger Sub, as applicable, and are enforceable against Parent and/or Merger Sub, as applicable, in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b)          Other than in connection with or in compliance with the Transaction Approvals, and subject to the accuracy of the Company’s representations and warranties set forth in Section 3.3(b), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, including the Financing, except for such authorizations, consents, Orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          The execution and delivery by Parent and/or Merger Sub, as applicable, of this Agreement and the other Transaction Documents to which one or both of them is a party, does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby and thereby, including the Financing, and compliance with the provisions hereof and thereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a default under (with or without notice, or lapse of time, or both), result in termination or give to others any right of termination, vesting, amendment, acceleration, or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the properties or assets of Parent, Merger Sub or any of their Subsidiaries pursuant to any Contract to which Parent, Merger Sub or any of their Subsidiaries is a party or by which they or any of their respective properties or assets is bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3         Litigation.  As of the date hereof, (a) there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened in writing that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (b) neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4         Parent and Merger Sub Information.  The information supplied or to be supplied by Parent or its Affiliates (including the Equity Investors) for inclusion in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first disseminated to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.5         Finders or Brokers.  Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.6         Financing; Solvency.

(a)          Parent is a party to and has accepted a fully executed commitment letter dated as of the date of this Agreement (together with all exhibits, schedules and annexes thereto and any associated fee letter, the “Debt Commitment Letter”) from the Debt Financing Entities pursuant to which the Debt Financing Entities have committed, subject to the terms and conditions thereof, to provide Parent and Merger Sub debt financing in the amounts set forth therein.  The debt financing contemplated by the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)          Parent is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and between each of Apollo Investment Fund X, L.P., Apollo Overseas Partners (Delaware 892) X, L.P., Apollo Overseas Partners (Delaware) X, L.P., Apollo Overseas Partners X, L.P. and Apollo Overseas Partners (Lux) X, SCSP (the “Equity Investors”) and Parent (collectively, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Parent the amount set forth therein.  The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.”  The Equity Financing and the Debt Financing are collectively referred to as the “Financing.”  The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letter.

(c)          Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letters and any executed fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee amounts, “market flex” provisions (other than “structural” flex provisions), pricing terms and pricing caps and other terms that are customarily redacted (none of which could adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Financing Amounts (after taking into account any available Equity Financing)).

(d)          Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Debt Financing Entities or the Equity Investors to provide the Financing or any contingencies that would permit the Debt Financing Entities or the Equity Investors to reduce the aggregate principal amount of the Financing below the amount required to pay the Financing Amounts, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision.  As of the date of this Agreement and assuming the satisfaction or waiver of the conditions contained in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), Parent does not have any reason to believe that either Parent or Merger Sub will be unable to satisfy on a timely basis all terms and conditions required to be satisfied by it in any of the Commitment Letters, as applicable, on or prior to the Closing Date, nor does Parent or Merger Sub have knowledge that any Debt Financing Entity or any Equity Investor will not perform its obligations thereunder.  As of the date of this Agreement, there are no side letters, agreements, or other Contracts of any kind to which Parent or Merger Sub is a party relating to the Commitment Letters or the Financing that could reasonably be expected to (i) adversely affect the conditionality or enforceability of, or termination rights under, the Commitment Letters or the availability of the Financing or (ii) reduce the aggregate amount of the Financing below the amount required to pay the Financing Amounts, other than as expressly contained in the Commitment Letters and delivered to the Company prior to the execution and delivery of this Agreement.

(e)          Assuming that the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, the aggregate proceeds contemplated by the Commitment Letters (including after giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount)), shall provide Parent and Merger Sub with cash proceeds at Closing sufficient for the satisfaction of all of their obligations under this Agreement and under the Commitment Letters, including the payment of the Merger Consideration, and any fees, costs and expenses of or payable by Parent or Merger Sub or Parent’s other Affiliates, and for any repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries required in connection with the transactions described in this Agreement or the Commitment Letters at the Closing (such amounts, collectively, the “Financing Amounts”).

(f)           As of the date of this Agreement, the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, all the other parties thereto and are in full force and effect.  As of the date hereof, to the knowledge of Parent, no event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Parent or Merger Sub under the terms and conditions of the Commitment Letters.  Parent and Merger Sub have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due.  The Commitment Letters have not been modified, amended or altered on or prior to the date hereof, none of the Commitment Letters will be amended, modified or altered at any time through the Closing, except as permitted by Section 5.11(a) (with any such modification, amendment or alteration promptly notified in writing to the Company) and, as of the date of this Agreement, none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Parent and Merger Sub, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated.

(g)          Subject to Section 8.5(b), in no event shall the receipt or availability of any funds or financing (including the Financing) by Parent, Merger Sub or any of their Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(h)          No transfer of property is being made by Parent or Merger Sub, and no obligation is being incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement or the other Transaction Documents, with the intent to hinder, delay or defraud either present or future creditors of Parent or Merger Sub or any of their respective Subsidiaries.  Assuming (x) satisfaction or waiver of the conditions contained in Section 6.1 and Section 6.3, then as of the Effective Time and after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing), the Surviving Company will be Solvent.  “Solvent” means, as of any time of determination, with respect to any Person, that:

(i)         the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis;

(ii)        the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

(iii)       such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and

(iv)       such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

Section 4.7         Guarantee.  The Equity Investors have delivered to the Company a true, complete and correct copy of the executed Guarantee.  The Guarantee is in full force and effect and constitutes the valid, binding and enforceable obligation of the Equity Investors in favor of the Company, enforceable by the Company in accordance with its terms (subject to the Enforceability Exceptions).  No Equity Investor is in default or breach under the terms and conditions of the Guarantee and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Guarantee.  Each Equity Investor has access to sufficient cash, available lines of credit, capital commitments or other sources of available funds and capital to satisfy the amount of its guaranteed obligations under the Guarantee in full.

Section 4.8         Merger Sub.  Merger Sub is a wholly owned subsidiary of Parent.  As at the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub.  Since its date of incorporation, Merger Sub has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary hereto and thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other Transaction Documents to which it is a party and the Merger and the other transactions contemplated hereby and thereby.

Section 4.9         Certain Arrangements.  As of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent, Merger Sub, the Equity Investors or any of their Affiliates, on the one hand, and, to the knowledge of Parent, any beneficial owner (or Affiliate of a beneficial owner) of more than one percent (1%) of the outstanding Company Common Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or the other Transaction Documents or the operations of the Surviving Company (including with respect to the voting, acquisition or disposition of the capital stock or other equity interests of the Company, the management or control of the Company or any employment, consulting or other arrangements) after the Effective Time.

Section 4.10       Ownership of Company Common Shares.  None of Parent, Merger Sub, the Equity Investors or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Common Shares or other securities convertible into, exchangeable for or exercisable for Company Common Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub, the Equity Investors or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Company Common Shares, except pursuant to this Agreement.  None of Parent, Merger Sub, the Equity Investors or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.11        No Vote of Parent Equityholders.  No vote of the equityholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, including the Merger and the Financing.  Other than the adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, no vote of the stockholders of Merger Sub or the holders of any other securities of Merger Sub (equity or otherwise) is required by Law, the organizational documents of Merger Sub or the applicable rules of any exchange on which securities of Merger Sub are traded in order for Merger Sub to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, including the Merger and the Financing.

Section 4.12       Investments. None of Parent, Merger Sub, the Equity Investors or any entities that would be deemed Affiliates of Parent, Merger Sub or the Equity Investors pursuant to the HSR Act, has a voting interest greater than five percent (5%) in a person that owns, controls or operates a business engaged in any of the lines of business in which the Company and its Subsidiaries are engaged, or has entered into any agreements to acquire a voting interest greater than five percent (5%) in a person that owns, controls or operates a business engaged in any of the lines of business in which the Company and its Subsidiaries are engaged (except for any such agreements that would not be submitted for approval or clearance under the HSR Act).

Section 4.13       CFIUS Foreign Person Status.  None of Parent, Merger Sub or any of their respective Subsidiaries is a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”).  None of Parent, Merger Sub or any of their respective Subsidiaries is controlled by a “foreign person,” as defined in the DPA.  Parent does not and will not permit any foreign person affiliated with Parent, whether affiliated as a limited partner or otherwise, to obtain through Parent any of the following with respect to the Company: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Company Board or equivalent governing body of the Company or the right to nominate an individual to a position on the Company Board; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” of the Company (as defined in the DPA).

Section 4.14       Investigation; No Other Representations.  Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, Liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries.  Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates, and for the avoidance of doubt, except as set forth in this Article IV none of Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person makes any express or implied representation or warranty with respect to any information provided or made available to the Company in connection with the transactions contemplated by this Agreement.  Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof, other than the representations and warranties expressly contained, and subject to the qualifications and limitations, in Article III.  Without limiting the foregoing, each of Parent and Merger Sub acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article III or in the certificate delivered pursuant to Section 6.3(d), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1          Conduct of Business.

(a)          From and after the date hereof and until the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NYSE, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated, required or permitted by this Agreement, (iv) in connection with any action taken, or omitted to be taken, pursuant to any Sanctions Measures or Cybersecurity Measures, or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall and shall cause each of its Subsidiaries to (A) use reasonable best efforts to conduct its business in the ordinary course in all material respects and (B) use commercially reasonable efforts to preserve intact its business organization and maintain existing relations with key customers, suppliers, lenders, partners, officers, employees, Governmental Entities and other third parties with whom the Company and its Subsidiaries have significant business relationships or regulatory relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.1(b). Following the date hereof, the Company and its Subsidiaries will take the actions set forth on Section 5.1 of the Company Disclosure Letter.

(b)          From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NYSE, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)         amend the Company Organizational Documents or any equivalent organizational or governing documents of any Subsidiary of the Company, other than immaterial amendments to organizational or governing documents of the Company’s wholly-owned Subsidiaries;

(ii)        adjust, split, reverse split, consolidate, subdivide, combine or reclassify any shares of capital stock, voting securities or other equity interests of the Company or any of its Subsidiaries (or any warrants, options or other rights to acquire the foregoing);

(iii)       make, declare, establish a record date for or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities, options, warrants, rights or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for  (A) any such transactions solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (B) the acceptance of Company Common Shares as payment for the exercise price of Company Options, and (C) the acceptance of Company Common Shares, or withholding of Company Common Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement;

(iv)       grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(v)         (A) issue, sell or otherwise permit to become outstanding any shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the due exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in accordance with their terms, or in transactions solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(vi)       (A) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations or reorganizations solely among the Company’s wholly-owned Subsidiaries or any liquidation or dissolution of any dormant wholly owned Subsidiary of the Company; provided that, the Company and its Subsidiaries do not incur any material liability as a result of such liquidation or dissolution or (B) enter into a material new line of business;

(vii)      incur, assume, endorse, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness for borrowed money, enter into financial swaps, futures or options involving an interest rate, foreign exchange or commodity, or issue or sell any debt securities or any rights to acquire any debt securities, except for (A) any Indebtedness for borrowed money among the Company and/or its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of the Company, (B) guarantees by the Company of Indebtedness for borrowed money of wholly-owned Subsidiaries of the Company or guarantees by wholly owned Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its wholly-owned Subsidiaries, which Indebtedness is incurred in compliance with this clause (vii) or is outstanding on the date hereof, (C) Indebtedness for borrowed money incurred in the ordinary course of business for working capital purposes pursuant to drawdowns under the Company Credit Agreement and other lines of credit and overdraft facilities of the Company and its Subsidiaries in effect prior to the execution of this Agreement in an amount not to exceed $30,000,000, (D) additional Indebtedness for borrowed money incurred in the ordinary course of business by the Company or any of its Subsidiaries not to exceed $5,000,000 in aggregate principal amount outstanding, (E) any refinancing, extension, renewal, or replacement of any outstanding Indebtedness of the Company and its Subsidiaries, in the ordinary course of business, to the extent reasonably necessary to do so in the good faith determination of the Company, and up to an aggregate amount equal to the aggregate principal amount of (and unutilized commitments under) the indebtedness being refinanced, extended, renewed or replaced, plus reasonable and customary fees, underwriting discounts, premiums, accrued and unpaid interest and other reasonable and customary costs and expenses incurred or payable in connection with such refinancing, extension, renewal or replacement and (F) financial swaps, options, derivatives and other hedging agreements or arrangements involving an interest rate, foreign exchange or commodity incurred in the ordinary course of business consistent with past practice;  provided that, in the case of clauses (C), (D) and (E), such Indebtedness can be prepaid at par at any time without premium or penalty;

(viii)     other than in accordance with contracts or agreements in effect on the date hereof and expressly disclosed on Section 5.1(b)(viii) of the Company Disclosure Letter, sell, transfer, pledge, mortgage, license or encumber (other than non-exclusive licenses or similar rights, or licenses exclusive only within reasonably limited fields or jurisdictions, of Company Intellectual Property), allow the expiration or lapse of (with respect to registrations of Company Intellectual Property (other than expirations in accordance with their terms or where the Company or any Subsidiary thereof has elected in its reasonable business judgment to abandon or permit to lapse a registration or application)) or otherwise dispose of any of its properties, business, or assets, tangible or intangible, having a value in excess of $3,500,000 individually or $7,000,000 in the aggregate, except, in each case (A) in the ordinary course of business consistent with past practice, (B) in connection with any transaction solely between or among the Company and wholly owned Subsidiaries of the Company or (C) the incurrence of Permitted Liens;

(ix)        (A) acquire any interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (I) in or from any wholly owned Subsidiary of the Company, (II) acquisitions of inventory, raw materials, equipment, spare parts and other business supplies, in each case, in the ordinary course of business or (III) acquisitions for which the purchase price payable does not exceed $3,500,000 individually or $7,000,000 in the aggregate, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than (I) to or in any wholly-owned Subsidiary of the Company, (II) that do not exceed $2,500,000 individually or $5,000,000 in the aggregate, (III) advances to directors, officers and other employees for travel and other reimbursable expenses incurred in the ordinary course of business consistent with past practice, or (IV) in connection with transactions permitted pursuant to the foregoing clause (A);

(x)        except as required by any Collective Bargaining Agreement or Company Benefit Plan (including related award agreements), each as in effect as of the date of this Agreement, (A) establish, adopt, materially amend or terminate any Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement, except for renewals, amendments or terminations in the ordinary course of business consistent with past practice that do not materially increase costs for or under the applicable Company Benefit Plan, (B) increase the compensation (including severance, change-in-control and retention compensation) or benefits of any employees, officers, directors, or individual consultants of the Company or its Subsidiaries, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, (D) accelerate the time of funding, vesting or payment of any award under any Company Benefit Plan; (E) take any action to amend or waive any performance vesting criteria (or measure performance results in a manner inconsistent with past practice) or accelerate vesting, exercisability or funding of any Company Equity Award under any Company Benefit Plan, (F) terminate the employment of any employee with annual base compensation above $300,000 or at the level of the positions listed on Section 5.1(b)(x) of the Company Disclosure Letter or above, other than for cause, (G) hire any new employees, except for non-officer employees with an annual base salary below $300,000 or with a title below the positions listed on Section 5.1(b)(x) of the Company Disclosure Letter, (H) provide any funding for any rabbi trust or similar arrangement, (I) form or otherwise establish any employing entity in any country that does not currently have an employing entity, (J) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is a defined benefit pension plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, in each case, except as may be required by GAAP or applicable Law, or (K) effectuate any “plant closing” or “mass layoff” (as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1986, as amended or any similar state, local or foreign Law (collectively, the “WARN Act”));

(xi)       enter into, materially modify, negotiate, terminate or agree to enter into, materially modify, negotiate or terminate any Collective Bargaining Agreement;

(xii)      other than any Transaction Litigation, which shall be governed by Section 5.12, or any Proceedings in respect of Tax matters, which shall be governed by Section 5.1(b)(xv), waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of litigation or other legal proceedings, other than the settlement, release or compromise of any such litigation or other legal proceedings (A) that is reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2023 (including any notes thereto), or (B) for no more than $2,500,000 individually or $5,000,000 in the aggregate (after taking into account insurance coverage maintained by the Company or its Subsidiaries), in each case that would not involve (x) injunctive or equitable relief or impose any material restrictions or changes on the business or operations of the Company or any of its Subsidiaries or (y) any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the Company or its Subsidiaries;

(xiii)     except as set forth on Section 5.1(b)(xiii) of the Company Disclosure Letter, make, or commit to make any capital expenditures, other than, in each case, (A) to the extent reasonably necessary to protect human health and safety and (B) any unbudgeted capital expenditures not to exceed $2,000,000 in the aggregate;

(xiv)     (A) except in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Company Material Contract under Section 3.16 had it been entered into prior to this Agreement (other than entering into any Contract solely to the extent effecting a capital expenditure, acquisition, disposition or other transaction expressly permitted by this Section 5.1(b)), or (B) voluntarily terminate, renew (other than a renewal of a Contract on substantially similar terms (subject to any changes to address changes in applicable Law or to reflect immaterial updates to the counterparties’ forms)), amend or modify in a manner adverse to the Company any Company Material Contract or waive material rights or material claims under any Company Material Contract or any Contract entered into on or after the date of this Agreement that would have been considered a Company Material Contract if it had been entered into prior to the date of this Agreement, in each case of clauses (A) and (B), other than any entry into, renewal, extension, refinancing or refunding of (x) indebtedness for borrowed money or (y) any ISDA Master Agreement or brokerage account, or schedule thereto, relating to a financial swap, future or option, in each case in accordance with Section 5.1(b)(vii);

(xv)      (A) make (other than in the ordinary course of business consistent with past practice) or change any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any of its Subsidiaries for an amount materially in excess of amounts reserved with respect thereto, (D) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes, (E) adopt or change any annual Tax accounting period or material Tax accounting method, or (F) surrender any right to claim a material Tax credit or refund;

(xvi)     implement or adopt any material change in its financial accounting principles, periods or methods, other than as may be required by GAAP or applicable Law or any Governmental Entity;

(xvii)    terminate, suspend, amend or modify in any material respect any material Governmental Permits, except (A) as required by applicable Law or a Governmental Entity or (B) in the ordinary course of business;

(xviii)   (A) enter into any new Contract with any Person which would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or (B) enter into any Contract, transaction, arrangement, or understanding that, had it been entered into prior to this Agreement, would have been required to have been disclosed on Section 3.22 of the Company Disclosure Letter;

(xix)     terminate, modify in any material respect, or fail to use commercially reasonable efforts to maintain in full force and effect existing insurance policies that are material to the Company and its Subsidiaries, taken as a whole (provided that, for the avoidance of doubt, the Company and its Subsidiaries may issue and renew insurance policies in the ordinary course of business consistent with past practice);

(xx)      enter into a Contract to which the Company or any of its Subsidiaries is a party that by its terms calls for annual payments, or is reasonably likely to involve annual payments, by or to the Company or any of its Subsidiaries of more than $30,000,000 in any individual year during the term of such Contract; or

(xxi)     agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c)          Without limiting any party’s rights under this Agreement (including pursuant to Section 5.1(b)), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control, and supervision over its and its Subsidiaries’ respective operations.

(d)          During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent and Merger Sub shall not, and shall cause their respective controlled Affiliates not to, acquire or agree to acquire any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), or enter into any Contract or take any other actions, that would reasonably be expected to (i) prevent, materially delay or materially impede the obtaining of any authorizations, consents, Orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated hereby or (ii) materially increase the risk of any Governmental Entity entering an Order, ruling, judgment or injunction prohibiting or materially delaying the timely consummation of the transactions contemplated hereby.

Section 5.2         Access.

(a)          Subject to compliance with applicable Laws, the Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance written notice to the Company, throughout the period from the date hereof until the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel, properties, facilities, offices, Contracts, assets, commitments, books and records as Parent may reasonably request, in each case, solely for the purpose of consummating the Merger, the Financing or for integration planning; provided that, notwithstanding anything to the contrary set forth in this Section 5.2(a), any information, documentation or access provided pursuant to this Section 5.2(a) may be redacted or otherwise limited to prevent disclosure of information concerning the valuation of the Company or the Merger or other confidential or competitively sensitive information.  All access pursuant to this Section 5.2(a) shall be coordinated through the Persons set forth on Section 5.2(a) of the Company Disclosure Letter or designees thereof.

(b)          Notwithstanding anything to the contrary contained in this Section 5.2, the Company shall not be required to afford any access, or make available any information or documentation, if doing so would, in the Company’s good-faith discretion, (x) jeopardize any attorney-client or other legal privilege or any work-product or other similar doctrine or (y) violate any Law or any Contract to which the Company or its Subsidiaries is a party or by which any of their assets or properties are bound entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such compliance with applicable Law, such compliance with provisions of any such Contract or such privilege. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure pursuant to this Section 5.2 to the extent such access or information (i) is reasonably pertinent to a litigation or dispute where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties are reasonably likely to become adverse parties or (ii) to the extent such access or information relates to the minutes of the meetings of the Company Board or its committees where the Company Board or any applicable committee discussed the transactions contemplated by this Agreement or, subject to Section 5.3, any similar potential transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board in connection with such meeting).  Any investigation conducted pursuant to the access contemplated by this Section 5.2 shall be conducted in a manner that does not (A) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the officers, employees and other authorized Representatives of the Company or its Subsidiaries of their normal duties or (B) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries.

(c)          The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality Agreement, dated as of June 10, 2024, between the Company and Apollo Management X, L.P. (the “Confidentiality Agreement”), which shall continue in full force and effect until the Effective Time or such later time as may be provided therein and shall apply to Parent and Merger Sub as if they were parties thereto.

Section 5.3         No Solicitation.

(a)          Subject to the provisions of this Section 5.3, from the date hereof until the earlier of the Closing and the valid termination of this Agreement, the Company shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, seek or knowingly encourage or facilitate any proposal or offer or any inquiry regarding the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (ii) enter into or otherwise participate or engage in any discussions or negotiations regarding an Alternative Proposal with, or furnish any nonpublic information regarding an Alternative Proposal or provide access to its or their respective properties, books and records or any nonpublic information relating to the Company or its Subsidiaries to, any Person (other than Parent, Merger Sub or their respective Representatives) (including any Person that has made or, to the knowledge of the Company, is considering making an Alternative Proposal) with the intent to induce the making, submission or announcement of, or to knowingly encourage or facilitate an Alternative Proposal (except, in each case, solely to (x) notify such Person as to the existence of the provisions of this Section 5.3 or (y) seek to clarify and understand the terms and conditions of any proposal or offer made by any Person solely to determine whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal), (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any merger agreement, acquisition agreement, letter of intent or similar document, agreement, commitment or agreement in principle with respect to an Alternative Proposal (other than an Acceptable Confidentiality Agreement) or (iv) authorize or commit or agree to do any of the foregoing.  The Company agrees that it shall and shall cause each of its Affiliates and Representatives to (A) immediately cease and terminate all discussions, solicitations or negotiations with any Persons (other than Parent, Merger Sub and their respective Affiliates and Representatives) in connection with any Alternative Proposal submitted as of, or prior to, the date of this Agreement and (B) promptly (and in no event later than twenty-four (24) hours) following the announcement of the execution of this Agreement, request the prompt return or destruction of all confidential information previously furnished in connection with and promptly terminate all physical and electronic data room access previously granted to any such Person or its Affiliates or Representatives; provided that the Company or the Company Board shall be permitted, if requested, to grant a waiver of any standstill agreement with any Person to permit such Person to make an Alternative Proposal to the Company Board if the Company Board shall have determined (after consultation with the Company’s outside legal counsel) that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b)          Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Stockholder Approval, if the Company receives a bona fide written Alternative Proposal that did not result from a material breach of Section 5.3(a) that the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, constitutes or would reasonably be expected to lead to, or result in, a Superior Proposal and a failure to take the actions contemplated by the following clauses (i) or (ii) would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company, the Company’s Subsidiaries, and its and their respective Representatives may take the following actions: (i) furnish information (including non-public information) about the Company or its Affiliates to the Person that has made such Alternative Proposal, as well as its Representatives and potential financing sources, if, and only if, prior to so furnishing such information, the Person that has made such Alternative Proposal has executed an Acceptable Confidentiality Agreement with the Company; provided, however, that (A) any material nonpublic information has previously been provided or made available to Parent or is provided to Parent within twenty-four (24) hours of the time such information is furnished to such Person, and (B) any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a direct competitor of the Company or any of its Subsidiaries will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as reasonably determined by the Company with advice from its outside legal counsel and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Alternative Proposal and its Representatives and potential financing sources regarding such Alternative Proposal.

(c)          From and after the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement, the Company shall promptly (and, in any event, within forty-eight (48) hours) after receipt by the Company of any Alternative Proposal, notify Parent of the receipt of such Alternative Proposal, and the identity of the person or “group” making such Alternative Proposal and shall provide Parent with a reasonably detailed written summary of the material terms of such Alternative Proposal.  From and after the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement, the Company shall keep Parent reasonably informed on a prompt (and, in any event within forty-eight (48) hours) basis of any material developments with respect to the status and terms (including any material change to the terms of any such Alternative Proposal) of any such Alternative Proposal.  Prior to the Company’s receipt of the Company Stockholder Approval, the Company shall promptly (and, in any event, within twenty-four (24) hours), following a determination by the Company Board that an Alternative Proposal is a Superior Proposal, to the extent the Company Board is permitted to do so pursuant to this Section 5.3, notify Parent of such determination in writing.

(d)          Except as set forth in this Section 5.3, neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw, rescind or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw, rescind or modify, in each case in any manner adverse to Parent or Merger Sub, the Recommendation, (B) adopt, approve, recommend or otherwise declare advisable to the stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve, recommend or otherwise declare advisable to the stockholders of the Company, an Alternative Proposal, (C) fail to publicly reaffirm the Recommendation (including by issuing a press release) within five (5) Business Days of Parent’s request in writing (or, if the Company Stockholders’ Meeting is scheduled to be held within five (5) Business Days and such request is received at least one (1) Business Day prior to the date of the Company Stockholders’ Meeting, then prior to the Company Stockholders’ Meeting); provided that the Company shall not be required to issue such press release or public statement on more than one (1) occasion in respect of any initial disclosure of any Alternative Proposal or any material modification of such Alternative Proposal, (D) following the commencement of a tender or exchange offer that is an Alternative Proposal, fail to recommend rejection of such tender or exchange offer in a Solicitation/Recommendation Statement on Schedule 14D-9 promulgated under the Exchange Act within ten (10) Business Days of the commencement of such tender or exchange offer or (E) fail to include the Recommendation in the Proxy Statement (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Alternative Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.3) (a “Company Acquisition Agreement”) or agree or publicly propose to do any of the foregoing.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to receipt of the Company Stockholder Approval, the Company Board may make an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed an Adverse Recommendation Change); provided that the Company Board shall not be entitled to make such an Adverse Recommendation Change unless: (i) the Company shall have given Parent at least three (3) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such an Adverse Recommendation Change, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) during such three (3) Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall engage in good-faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that would permit the Company Board not to make such Adverse Recommendation Change, and (iii) at the end of such three (3) Business Day period, after taking into account any commitments or binding proposals made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such Adverse Recommendation Change would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any such determination in and of itself shall not be deemed an Adverse Recommendation Change); provided that any material changes relating to such Intervening Event shall commence a new notice period under clause (ii) of this Section 5.3(e) of two (2) Business Days.

(f)           Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to receipt of the Company Stockholder Approval, the Company Board may, in response to a Superior Proposal that did not result from a material breach of this Section 5.3, (i) make an Adverse Recommendation Change and/or (ii) cause the Company to, and notwithstanding anything in this Agreement to the contrary the Company may, terminate this Agreement in accordance with Section 7.1(h); provided that the Company Board shall not be entitled to make such an Adverse Recommendation Change or cause any termination of this Agreement pursuant to Section 7.1(h) unless: (A) the Company shall have given Parent at least three (3) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent that the Company Board intends to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(f), which Superior Proposal Notice will describe the basis for such Adverse Recommendation Change, including the material terms and conditions of, and the identity of the Person making, any such Superior Proposal and a copy of the Superior Proposal (if written) and a copy of any proposed Company Acquisition Agreements, (B) during such three (3) Business Day notice period following the Company’s delivery to Parent of the Superior Proposal Notice, if requested by Parent, the Company and its Representatives shall engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that such Superior Proposal would cease to constitute a Superior Proposal and (C) at the end of such three (3) Business Day notice period, after taking into account any commitments or binding proposals made by Parent in writing to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Company Board concludes in good faith after consultation with the Company’s outside legal and financial advisors that the Alternative Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided that any material modifications or amendments to the terms of such Alternative Proposal shall commence a new notice period under clause (B) of this Section 5.3(f) of two (2) Business Days.

(g)          Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii)  making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d‑9(f) under the Exchange Act pending disclosure of its position thereunder (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute an Adverse Recommendation Change).  For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Alternative Proposal, that no position has been taken by the Company Board as to the advisability or desirability of such Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(h)          “Alternative Proposal” means any proposal, offer or indication of intent made by any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (i) merger, reorganization, spinoff, share exchange (including a split-off), consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, in each case, as a result of which any Person or group of Persons would acquire more than twenty percent (20%) of the fully-diluted total voting power of the Company or any surviving entity (or any direct or indirect parent company thereof) or more than twenty percent (20%) of the Company Common Shares, (ii) a tender offer or exchange offer or other transaction which, if consummated, would result in a direct or indirect acquisition by such Person or group of Persons of (1) more than twenty percent (20%) of the fully-diluted total voting power of the Company or (2) any Subsidiary or Subsidiaries of the Company whose assets constitute over twenty percent (20%) of the fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole or (iii) the acquisition in any manner, directly or indirectly, by such Person or group of Persons of more than twenty percent (20%) of the fair market value of the consolidated assets of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

(i)          “Superior Proposal” means any bona fide written Alternative Proposal that was not solicited in violation of this Agreement and that the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, and taking into account the legal, financial, regulatory, timing, certainty of consummation and other factors and risks of such Alternative Proposal, to be more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement; provided that solely for purposes of defining a “Superior Proposal” all references in the definition of “Alternative Proposal” to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%).”

(j)          “Intervening Event” means any material event, change, occurrence or development that (i) is unknown and not reasonably foreseeable to the Company Board (or any member thereof) as of the date of this Agreement, or if known or reasonably foreseeable to the Company Board (or any member thereof) as of the date of this Agreement, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement, and (ii) occurs, arises or becomes known to the Company Board after the execution and delivery of this Agreement and on or prior to the date of the Company Stockholder Approval; provided that (A) the receipt, existence or terms of an Alternative Proposal or Superior Proposal or any inquiry or communications or matters relating thereto or consequences thereof, (B) any event, fact, development or occurrence that results from the announcement, pendency and consummation of his Agreement or the Merger, (C) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections or (D) any changes or lack thereof after the date hereof in the market price or trading volume of the Company Common Shares or any other securities of the Company or its Subsidiaries, in each case, shall not be deemed to be an Intervening Event hereunder (provided that the underlying causes of such changes described in clauses (C) and (D) may constitute or be taken into account in determining whether there has been an Intervening Event).

(k)          Nothing in this Agreement shall prohibit (i) the Company, or the Company Board, directly or indirectly through any Representative, from informing any Person of the restrictions set forth in this Section 5.3, or (ii) the Company, the Company’s Subsidiaries and its and their respective Representatives from contacting any Persons or group of Persons that have made an Alternative Proposal after the date of this Agreement solely to request clarification of the terms and conditions thereof so as to determine whether the Alternative Proposal is, or could reasonably be expected to result in, a Superior Proposal, and any such actions shall not be a breach of this Agreement; provided that such Alternative Proposal was not solicited in violation of this Agreement.

Section 5.4         Filings; Other Actions.

(a)          Promptly following the date of this Agreement (and in any event within twenty-five (25) Business Days after the date hereof), the Company shall prepare and cause to be filed with the SEC the preliminary Proxy Statement.  Parent shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Parent and its Affiliates that is required in connection with the preparation of the Proxy Statement.  The Company shall respond promptly to any comments from the SEC or the staff of the SEC.  The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all written correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement.  If at any time prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.  Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment thereof or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on such document or response and shall consider in good faith and give due consideration to all comments reasonably proposed by Parent or its counsel.  The Company shall cause the Proxy Statement to be disseminated to the Company’s stockholders as promptly as reasonably practicable after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (and in any event within ten (10) Business Days after such time, unless otherwise agreed to by Company and Parent) (such date, the “Clearance Date”).

(b)          Subject to Section 5.3 and Section 5.4(c), the Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) following the dissemination of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval as soon as reasonably practicable following the Clearance Date, with the record date of the Company Stockholders’ Meeting to be selected after reasonable consultation with Parent.  Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholders’ Meeting at any time prior to the twentieth (20th) Business Day following the mailing of the Proxy Statement to the Company’s stockholders.  Unless the Company shall have made an Adverse Recommendation Change in accordance with this Agreement, the Company shall include the Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement).

(c)          The Company may adjourn or postpone the Company Stockholders’ Meeting (i) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is required to be filed and disseminated under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, (ii) if the Company reasonably determines in good faith that there are likely to be insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Stockholder Approval (whether or not a quorum is present), (iii) if the Company is required to postpone or adjourn the Company Stockholders’ Meeting by applicable Law, order or a request from the SEC or (iv) with the prior written consent of Parent; provided, however, that with respect to postponement in the case of clause (ii), the Company shall not change the record date for the Company Stockholder Meeting without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the Company Stockholders’ Meeting will not be postponed or adjourned without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) (A)(x) by more than ten (10) Business Days at a time or (y) if the Company has previously postponed or adjourned the meeting four (4) or more times; (B) with respect to Section 5.4(c)(ii), by more than forty-five (45) calendar days after the date on which the Company Stockholders’ Meeting was (or was required to be) originally scheduled or (C) other than with respect to Section 5.4(c)(iii), if such postponement or adjournment would result in or require any change to the record date of the Company Stockholders’ Meeting.

(d)          Following the date of this Agreement, Parent and the Company shall promptly submit or cause to be submitted to the U.S. Department of State Directorate of Defense Trade Controls any notifications regarding the Merger required by (i) 22 C.F.R. § 122.4(b) and (ii) 22 C.F.R. § 122.4(a).

Section 5.5         Employee Matters.

(a)          Effective as of the Effective Time and during the one (1)-year period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Company or one of its Subsidiaries to provide, to each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Parent or any Affiliate thereof (including the Surviving Company and its Subsidiaries) (collectively, “Company Employees”), base compensation that is no less favorable than that provided to the applicable Company Employee immediately prior to the Effective Time. Effective as of the Effective Time and through the period ending December 31, 2025, Parent shall provide, or shall cause the Surviving Company or one of its Subsidiaries to provide, to each Company Employee, (i) target short-term incentive compensation opportunities and target equity incentive compensation opportunities that, in each case, are no less favorable than were provided to the applicable Company Employee immediately prior to the Effective Time (provided that Parent may elect to substitute cash incentive compensation opportunities of equivalent value for equity compensation opportunities) and (ii) all other compensation and employee benefits (excluding defined benefit pension, retiree medical or life insurance, nonqualified deferred compensation, retention, change in control or equity incentive opportunities) that are no less favorable in the aggregate than those that were provided to the applicable Company Employee immediately prior to the Effective Time.  In addition, Parent shall provide, or shall cause the Surviving Company or one of its Subsidiaries to provide, to each Company Employee whose employment is involuntarily terminated by the Company during the one (1)-year period following the Effective Time and who are not otherwise then covered by a Collective Bargaining Agreement, severance benefits no less favorable than the greater of the severance benefits that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time and set forth on Section 5.5(a) of the Company Disclosure Letter and the severance benefits due under the applicable severance plan of Parent (it being understood that this sentence does not limit the obligations of Parent or the Surviving Company or one of its Subsidiaries to honor the terms of any Company Benefit Plan providing severance benefits), in each case, (x) subject to the execution of a release of claims to the extent both permitted by the terms of the applicable severance arrangement and applicable Laws and customary in the applicable jurisdiction (which release of claims shall not include restrictive covenants not applicable to the employee as of the date hereof or terms more onerous to the applicable Company Employee than those contemplated by the severance arrangement) and (y) determined taking into account each Company Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

(b)          The Surviving Company shall, and Parent shall cause the Surviving Company to, continue to honor any obligations with respect to the continuing employees under the annual or short-term cash incentive bonus plans with respect to fiscal year 2025 (collectively, the “Cash Bonus Plans”), which bonuses shall be paid at such times and to the extent that the continuing employees would otherwise have become entitled to such bonuses under the applicable Cash Bonus Plan and determined based on the actual level of achievement of the applicable performance goals, as may be equitably adjusted following the Closing by the Board of Directors of Parent as deemed appropriate in its discretion to reflect the Merger; provided that any Liabilities are properly accrued for in the Company’s financial statements issued prior to the Effective Time to the extent required by applicable accounting rules.

(c)          Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit or compensation plans or programs sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Parent Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits, except to the extent that such recognition of service would operate to duplicate any benefits of a Company Employee with respect to the same period of service or with respect to benefit accrual under any defined benefit pension plan or retiree health or welfare plans.  With respect to any Parent Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Parent Plan.  Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(d)         Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent’s obligations under this Section 5.5 shall be in addition to, and not in contravention of, any obligations under the applicable Collective Bargaining Agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.  In the event of any conflict as reasonably determined by Parent between Parent’s obligations under this Section 5.5 and the applicable Collective Bargaining Agreement or Law, such Collective Bargaining Agreement or Law shall govern and shall supersede and nullify such obligations of this Section 5.5.

(e)          Parent hereby acknowledges that a “change in control” or “change of control” of the Company or other term with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(f)          If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”).  Prior to terminating the Company’s 401(k) plan, the Company shall provide Parent with the form and substance of any applicable resolutions reasonably in advance for review and comment (which comment shall be considered by the Company in good faith).  If the Company 401(k) plan is terminated pursuant to this Section 5.5(f), then as of the Effective Time, Parent shall permit all continuing Company Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such continuing Company Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan.

(g)          Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent.  In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Company, the Company or any of their Subsidiaries or Affiliates, or (ii) alter or limit the ability of Parent, the Surviving Company, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement.  Without limiting Section 8.13, nothing in this Section 5.5 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6          Regulatory Approvals; Efforts.

(a)          Prior to the Closing, Parent, Merger Sub and the Company shall, and the Company shall cause its Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger as promptly as practicable, including (i) preparing and filing, and causing their respective Affiliates to prepare and file, all forms, registrations and notifications required to be filed to consummate the Merger, (ii) using reasonable best efforts to satisfy the conditions to consummating the Merger, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Affiliates in connection with the Merger or the taking of any action contemplated by this Agreement, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b)          Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, expirations or terminations of any waiting period, permits, Orders or approvals of, waiver or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6.  In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with the Merger.  Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity regarding the Merger.  No party or any of its Affiliates shall participate in any meeting, teleconference, or videoconference with any Governmental Entity in connection with this Agreement or the Merger unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat.  Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6(b) as “Antitrust Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)          The Company and Parent shall and shall cause their respective Affiliates (including the Equity Investors, in the case of Parent) to make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Merger under any applicable Antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates (including the Equity Investors, in the case of Parent) to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities.  Each of Parent and Merger Sub, on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall (and the Company shall cause its Affiliates to) within ten (10) Business Days following the date of this Agreement file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act, which shall request early termination of the HSR Act waiting period (if available) and, as soon as reasonably practicable, file comparable initial notification filings, briefing papers, forms and submissions with any Governmental Entity that are required by any applicable Antitrust Laws in the jurisdictions set forth in Section 6.1(c) of the Company Disclosure Letter.  None of Parent, Merger Sub or the Company shall, nor shall the Company permit any of its Affiliates to, without the other party’s prior written consent, enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to the Merger under the HSR Act or any other applicable Antitrust Law.

(d)          Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, in order to permit the satisfaction of Sections 6.1(b) and 6.1(c) and the Closing to occur as promptly as practicable and in any event prior to the End Date, (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate and other disposition of or restriction on the businesses, assets, properties, product lines and equity interests of, or changes to the conduct of business of, the Company, Parent and their respective Subsidiaries (including the Surviving Company and its Subsidiaries), (ii) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Company, Parent or their respective Subsidiaries and (iii) otherwise take or commit to take any action that would limit Parent’s or its Subsidiaries’ (including the Surviving Company’s) freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, product lines or equity interests of the Company, Parent and their respective Subsidiaries (including the Surviving Company and its Subsidiaries).  If requested by Parent, the Company will agree to any action contemplated by this Section 5.6(d); provided that any such agreement or action is conditioned on the consummation of the Merger.  Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Affiliates to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent.

(e)          In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Law (including any Antitrust Law), each of the Company, Parent and Merger Sub shall, and shall cause their respective Affiliates to use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

(f)          Without limiting the obligations of Parent and Merger Sub under this Section 5.6, Parent shall control and lead, in consultation with the Company, the strategy and content of any substantive communications with any Governmental Entity with respect to obtaining approval or expiration of any waiting period under the HSR Act or any applicable Antitrust Laws.

Section 5.7          Takeover Statutes.  If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub (and the members of their respective Board of Directors or equivalent governing body) shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

Section 5.8         Public Announcements.  Parent and the Company agree that the initial press release to be issued with respect to execution and delivery of this Agreement shall be a joint press release, the text and form of which will be agreed to by each of Parent and the Company.  The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public announcement prior to the issuance of such press release or other public announcement with respect to this Agreement or the transactions contemplated in this Agreement and shall not issue any such press release or other public announcement without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity (provided that, to the extent reasonably practicable and legally permissible, the disclosing party consults with the other party prior to making such disclosure), (ii) for any such press release or announcement that is consistent with previous public statements made jointly by or otherwise agreed between the Company and Parent or (iii) in any case in which such disclosure is made in connection with a dispute between the parties hereto regarding this Agreement or the transactions contemplated hereby; provided that the restrictions in this Section 5.8 shall not apply to any Company communication regarding an Alternative Proposal or from and after an Adverse Recommendation Change.  Notwithstanding the foregoing and subject to Section 5.2(c), Parent, Merger Sub, and their respective Affiliates may, without such consultation or consent, in the ordinary course of business make confidential communications to existing or prospective general and limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 5.9         Indemnification and Insurance.

(a)          From and after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors, officers or employees of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company).  Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby.  From and after the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.9(a) in accordance with the procedures (if any) set forth in the Company Organizational Documents, or the certificate or articles of incorporation and bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and indemnification agreements, if any, in existence on the date of this Agreement; provided that, to the extent required by applicable Law, the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification pursuant to this Section 5.9(a).  In the event of any such Proceeding or investigation, Parent and the Surviving Company shall cooperate with the Covered Person in the defense of any such Proceeding or investigation.

(b)          For a period of not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Organizational Documents.  Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising prior to, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.9(b) shall continue in effect until the final disposition of such Proceeding or investigation.  Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any its Subsidiaries shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)          For a period of not less than six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the directors and officers of the Company and its Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time, subject to the cap described in the preceding sentence), which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or prior to the Effective Time, including in respect of the transactions contemplated by this Agreement.  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)          In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.9.

(e)          The obligations under this Section 5.9 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third-party beneficiaries of this Section 5.9.  In the event of any breach by the Surviving Company or Parent of this Section 5.9, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.9 as such fees are incurred, upon the written request of such Covered Person.

Section 5.10       Section 16 Matters.  Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11       Financing and Financing Cooperation.

(a)          Parent and Merger Sub shall use their reasonable best efforts to take, and shall cause each of their respective Subsidiaries to use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing in an amount sufficient to fund the Financing Amounts on the date on which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfy on a timely basis all conditions required to be satisfied by them in the Commitment Letters and the Definitive Agreements and complying with their obligations thereunder and (iv) enforce their respective rights under the Commitment Letters and the Definitive Agreements in a timely and diligent manner.  Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Merger, those conditions that by their nature are to be satisfied or waived at the Closing and those conditions the failure of which to be satisfied is attributable to a breach by Parent and/or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement, and other than, with respect to the Debt Financing, the availability of the Equity Financing and, with respect to the Equity Financing, the availability of the Debt Financing) have been satisfied, Parent shall fully enforce the counterparties’ obligations under the Commitment Letters and cause the Equity Investors to, and shall use reasonable best efforts to cause the Debt Financing Entities to, comply with their respective obligations thereunder, including to fund the Financing.  Neither Parent, Merger Sub nor any of their respective Subsidiaries shall, without the prior written consent of the Company:  (i) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing below the amount necessary to satisfy the Financing Amounts (taking into account available cash of the Company and its Subsidiaries (if any)), (C) adversely affects the ability of Parent or Merger Sub to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified relative to the ability of Parent to enforce its rights against the other parties to the corresponding Commitment Letters as in effect on the date of this Agreement or (D) could otherwise reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); or (ii) terminate or cause the termination of the Commitment Letters (except to the extent the Financing Amounts are funded into escrow, such escrow arrangement does not constitute or effect any Prohibited Modifications and the conditions to release the Financing Amounts therefrom are no more onerous than the conditions set forth in the Debt Commitment Letter as of the date hereof) or any Definitive Agreement.  Parent and Merger Sub shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters and/or Definitive Agreements.  Notwithstanding the foregoing, Parent or Merger Sub (or their applicable Affiliates) may amend the Debt Commitment Letter and any related fee letter to (A) add lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other financing sources who had not executed the Debt Commitment Letter as of the date hereof, provided the foregoing does not constitute or effect a Prohibited Modification or (B) make any modification to comply with the “market flex” provisions contained in the fee letters related to the Debt Commitment Letter.

(b)          In the event that any portion of the Debt Financing required to pay the Financing Amounts becomes unavailable, regardless of the reason therefor, Parent and Merger Sub shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) subject to the last sentence of this Section 5.11(b), use reasonable best efforts, and cause each of their respective Subsidiaries to use their respective reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any Prohibited Modifications.  Parent shall provide the Company with prompt written notice (i) of any actual breach, default, cancellation, termination or repudiation by any party to the Commitment Letters, any Definitive Agreement or the Guarantee of which Parent becomes aware and (ii) upon receipt of any written notice or other written communication from any Debt Financing Entity or any Equity Investor or other financing source with respect to any actual breach, default, cancellation, termination or repudiation by any party to the Commitment Letters, any Definitive Agreement or the Guarantee of any provision thereof.  Parent shall keep the Company informed on a reasonably current basis or upon request of the status of its efforts to consummate the Financing, including any Alternative Financing.  Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.11 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter (after giving effect to the “market flex” provisions), or agree to terms materially less favorable to Parent, Merger Sub or the Company than the terms contained in or contemplated by the Debt Commitment Letter (after giving effect to the “market flex” provisions) (in either case, whether to secure waiver of any conditions contained therein or otherwise).

(c)          The foregoing notwithstanding, compliance by Parent and Merger Sub with this Section 5.11 shall not relieve Parent or Merger Sub of their respective obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available.  To the extent Parent and Merger Sub obtain Alternative Financing or amend, replace, supplement, terminate, modify or waive any of the Commitment Letters or Definitive Agreements, in each case pursuant to this Section 5.11, references to the “Financing,” “Debt Financing,” “Equity Financing” “Debt Financing Entities,” “Debt Financing Parties,” “Debt Commitment Letter,” “Equity Commitment Letter,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the financing sources and/or their related parties in respect thereof, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

(d)          The Company shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its Subsidiaries to use their respective reasonable best efforts, and each of them shall use their reasonable best efforts to cause their respective Representatives to use their reasonable best efforts, to provide customary cooperation in connection with the arrangement and implementation of the Debt Financing, to the extent reasonably requested by Parent in writing, including using reasonable best efforts to:

(i)          facilitate the pledging of collateral and granting of guarantees for the Debt Financing, including using reasonable best efforts to deliver any original stock certificates and appropriate instruments of transfer of wholly owned Subsidiaries of the Company that are reasonably available to the Company and constitute collateral for the Debt Financing and providing reasonable and customary assistance to Parent and Merger Sub in connection with Parent and Merger Sub’s negotiation of any collateral documents that involve a third party, including landlord waivers, deposit account control agreements, blocked account arrangements or lock box arrangements, if applicable; it being understood, in each case, that the effectiveness of such pledges and other documents shall be conditioned upon the occurrence of the Closing;

(ii)        cause members of senior management of the Company to participate in a reasonable number of customary meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and, in each case, which shall be telephonic or held by videoconference unless otherwise agreed to by the Company;

(iii)       as promptly as practicable (A) furnish Parent with the Required Financial Information and (B) inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in the Required Financial Information is reasonably probable or required in order for such financial statements (or portion thereof) to comply with GAAP;

(iv)       solely with respect to financial information and data derived from the Company’s historical books and records, provide reasonable and customary assistance to Parent and Merger Sub with Parent’s and Merger Sub’s preparation of pro forma financial information and pro forma financial statements, and with Parent’s and Merger Sub’s preparation of projections, in each case, solely with respect to information regarding the Company and its Subsidiaries, it being agreed that Parent and Merger Sub shall provide (A) the proposed aggregate amount of Debt Financing, together with assumed interest rates and fees and expenses relating to the incurrence of such Debt Financing and (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;

(v)        provide reasonable and customary assistance to Parent and the Debt Financing Entities in their preparation of the Offering Documents and review and comment on Parent’s draft of a business description and a “Management’s Discussion and Analysis” of the financial statements to be included in such Offering Documents;

(vi)       assist Parent in its preparation of, and facilitate execution and delivery as of but not prior to the Closing of, definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangement, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Entities (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letter)) and the schedules and exhibits thereto, it being understood that the effectiveness of such documents shall be conditioned upon the occurrence of the Closing;

(vii)      (A) execute customary authorization letters with respect to the Offering Documents authorizing the distribution of information regarding the Company and its Subsidiaries to prospective lenders or investors in connection with the Debt Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities, and a customary representation as to the accuracy of the written information contained in the disclosure and marketing materials regarding the Company and its Subsidiaries to the extent provided by the Company or any of its Subsidiaries, subject to customary exceptions and qualifications (“Financing Authorization Letters”) and (B) customary management representation letters and CFO certificates with respect to the financial information of the Company and its Subsidiaries included in the marketing materials for any debt offerings; provided, however, that, in each case, the Company or any of its applicable Subsidiaries shall only be obligated to deliver such financial statements and information to the extent they do not contain Excluded Information;

(viii)     in the event the Debt Financing includes an offering of debt securities, request and facilitate its independent auditors to (A) provide, consistent with customary practice, customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort), together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries and (B) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times;

(ix)       (A) cooperate with the marketing efforts for any of the Debt Financing and (B) assist Parent and the Debt Financing Entities with obtaining ratings as contemplated by the Debt Financing;

(x)        furnish Parent and the Debt Financing Entities at least three (3) Business Days prior to the Closing Date (solely to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date) with all documentation and other information related to the Company and its Subsidiaries required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and the requirements of 31 C.F.R. §1010.230;

(xi)       facilitate the taking, no earlier than the Closing, of customary corporate approvals, reasonably requested by Parent to permit the consummation of the Debt Financing (provided, that no such action shall be required of the Company Board);

(xii)      cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter as in effect as of the date hereof or any definitive document relating to the Debt Financing with conditions precedent substantially the same as those set forth in the Debt Commitment Letter as in effect as of the date hereof to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries; and

(xiii)     ensure that the Debt Financing Entities and their advisors and consultants shall have customary and reasonable access, at mutually agreed times and places and on a reasonable and customary number of occasions to the Company’s and its Subsidiaries’ books and records and relevant personnel to evaluate the Company’s and its Subsidiaries’ current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purposes of Parent and Merger Sub establishing collateral arrangements as of the Closing, and provide customary assistance with other collateral audits, collateral appraisals and due diligence examinations customary for debt financing of the type consistent with the Debt Financing, at mutually agreed times and places.

(e)          The foregoing notwithstanding, none of the Company nor any of its Subsidiaries or Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.11 that could:  (i) require the Company or its Subsidiaries or any Persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (except any Financing Authorization Letters and customary management representation letters and CFO certificates as set forth in clause (d)(vii)(B) above), in each case, unless (A) such Person will continue as an officer, director or equivalent of such entities following the Closing and (B) the effectiveness of such resolutions, consents, certificates, documents, instruments, agreements, changes or modifications is contingent upon the occurrence of the Closing, (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of the Closing), (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract to which the Company or any of its Subsidiaries is a party, (vii) require the Company or any of its Subsidiaries or any of their Representatives to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Subsidiaries, (viii) require the delivery of any opinion of counsel, (ix) require the Company to prepare or deliver any Excluded Information or (x) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries.  Nothing contained in this Section 5.11 or otherwise in this Agreement shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.  Parent and Merger Sub shall, promptly upon written request by the Company, reimburse the Company and each of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent or its Representatives pursuant to this Section 5.11 and any information used in connection therewith (other than liabilities or losses resulting solely from information provided by the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or any of their Representatives, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(f)          The parties hereto acknowledge and agree that the provisions contained in this Section 5.11 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement and implementation of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the exhibits and schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations.  In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

(g)          The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”.  For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under Section 5.11(d) at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets (it being understood and agreed that once the “Marketing Period” has commenced and then been completed in accordance with the definition thereof, there shall not be a subsequent “Marketing Period” hereunder).  Parent agrees to provide the Company drafts of all Offering Documents and all marketing materials for the Debt Financing with a reasonable time to review such documents and materials, and subject to Parent’s compliance with such obligation, the Company agrees to use reasonable best efforts to review all such Offering Documents and marketing materials and identify for Parent any information contained therein that it reasonably believes constitutes material non-public information with respect to the Company and its Subsidiaries (taken as a whole) or their respective securities.  If the Company identifies any such information (“Identified MNPI”), and such information is customarily included in offering documents or marketing materials for debt financing of the type consistent with the Debt Financing, is reasonably requested by Parent to be included in the Offering Documents or marketing materials for the Debt Financing and does not include information as to which the Company reasonably objects (any such Identified MNPI, “Acceptable MNPI”), then the Company shall file a Current Report on Form 8-K containing such material non-public information.  Parent shall remove all such Identified MNPI that is not Acceptable MNPI from such Offering Documents and marketing materials.

(h)          All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreement.

(i)           The Company hereby consents to the use of its and its Subsidiaries’ trademarks and logos in connection with the Debt Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(j)           The Company shall deliver with respect to the Company Credit Agreement and, in respect of any indebtedness for borrowed money that is identified by Parent prior to the Closing Date other than the Company Credit Agreement, use reasonable best efforts to deliver, in each case, to Parent no later than one (1) Business Day prior to the Closing Date (with drafts being delivered in advance as reasonably requested by Parent) (i) copies of payoff letters (the “Payoff Letters”) with respect to the Company Credit Agreement and any other indebtedness for borrowed money of the Company that is identified by Parent prior to the Closing Date and that Parent reasonably requests to be paid off in connection with the Closing (the indebtedness under the Company Credit Agreement and any such other indebtedness, the “Subject Indebtedness”) in customary form, which Payoff Letters shall each (x) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (y) state that, upon receipt of the Payoff Amount under such Payoff Letter, the Subject Indebtedness and all related loan documents shall be terminated (other than provisions that by their nature survive payoff) (or words to that effect) and (z) provide that all security interests and guarantees (if any) in connection with the Subject Indebtedness relating to the assets and properties of the Company or its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date and (ii) all documentation relating to the repayment, prepayment, redemption, discharge or termination of all obligations under the Subject Indebtedness and the release of all related pledges, security interests and guarantees with respect to the Subject Indebtedness (including any mortgage releases and termination statements on Form UCC-3 or other releases reasonably necessary to effect the release of all applicable security interests granted in connection with such Subject Indebtedness).

Section 5.12        Transaction Litigation.  Each party shall promptly notify the other parties hereto in writing of (and, in any event within two (2) Business Days of becoming aware of) any stockholder litigation or other litigation or Proceeding brought or threatened in writing against it or its directors or executive officers or other Representatives relating to this Agreement, the Merger and/or the other transactions contemplated by this Agreement (whether directly or on behalf of the Company and its Subsidiaries or otherwise) (“Transaction Litigation”) and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly (and, in any event, within two (2) Business Days of receipt of same) furnishing to the other parties hereto and their Representatives such information relating to such litigation or proceedings as may be reasonably requested).  Each party shall, subject to the preservation of privilege and confidential information, give the other parties hereto the opportunity to participate in (but not control) the defense or settlement of any stockholder litigation or other litigation or Proceeding against it and/or its directors or executive officers or other Representatives relating to this Agreement, the Merger or the other transactions contemplated by this Agreement and shall give due consideration to such other parties’ advice with respect to such litigation or proceeding.  No party shall cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or proceeding commenced without the prior written consent of the other parties hereto (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.13        Obligations of Merger Sub.  Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, and whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 5.14        Stock Exchange Delisting; Deregistration.  Each of the parties agrees to cooperate with the other parties and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Law and rules and policies of the NYSE to cause the delisting of the Company Common Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.15        Third Party Consents.  Following the date of this Agreement until the Termination Date, upon the mutual agreement of Parent and the Company, the Company shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to obtain any consents or waivers from any third parties in respect of any Company Material Contract set forth on Section 3.3(c) of the Company Disclosure Letter; provided that this Section 5.15 shall not require the Company or any of its Affiliates to (a) make any payment of any fees, expenses, “profit sharing” payments or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value, (b) amend, supplement or otherwise modify any such Company Material Contract or (c) otherwise make any accommodation or provide any benefit to the counterparty to such Company Material Contract (it being understood and agreed that no breach of this Section 5.15 shall have any effect on, or be considered with respect to, whether the condition set forth in Section 6.3(b) has been satisfied).

Section 5.16       Cooperation with Restructurings and Intercompany Loans.  To the extent reasonably requested by Parent, the Company will, and will cause its Subsidiaries to, during normal business hours, use commercially reasonable efforts to (a) provide existing information with respect to such actions as may be reasonably necessary in connection with the pursuit of transfers or divestitures of certain businesses and/or Subsidiaries of the Company by the Company or restructuring transactions after the Closing Date, including, (i) furnishing available tax information and materials with respect to such transactions and the applicable businesses, entities or assets and (ii) furnishing financial (including pro forma) information and (b) upon and subject to the mutual agreement of Parent and the Company, take any reasonable actions and effect any reasonable steps which may be necessary to complete such transfers, divestitures and restructuring transactions, including without limitation, causing certain intercompany loan balances between any among the Company and/or any of its Subsidiaries to be repaid, restructured or settled in a manner that is mutually agreed upon by Parent and the Company; provided that, notwithstanding the foregoing, this Section 5.16 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the officers, employees and other authorized Representatives of the Company or its Subsidiaries of their normal duties; provided, further, that no breach of this Section 5.16 shall have any effect on, or be considered with respect to, whether the condition set forth in Section 6.3(b) has been satisfied.

Section 5.17        The Connecticut Transfer Act.  Prior to Closing, the Parties will evaluate the applicability of the Connecticut Transfer Act (Conn. Gen. Stat. § 22a-134 et seq.) (“CTA”) to the Merger and whether the locations set forth on Section 5.17 of the Company Disclosure Letter (the “Locations”) are Establishments as such term is defined in the CTA.  To the extent that it is determined that the transfer of the Company is a “transfer” as such term is defined by the CTA and one or more of the above locations of the Company is determined to be an Establishment, the parties acknowledge and agree that the Surviving Company shall be the Certifying Party (as such term is defined by the CTA) on an appropriate CTA form (e.g., Form I-IV) filed for each of the Locations, as applicable, in connection with the transaction contemplated by this Agreement and be solely responsible for the performance of all obligations of the Certifying Party for each such filing.  The Company shall prepare and deliver to Parent at least ten (10) days prior to Closing all forms required under the CTA in connection with the Merger in compliance with the terms and requirements of the CTA for each of the applicable Locations.  Parent shall execute the appropriate form(s), as transferee, and the Surviving Company shall execute such forms, including an Environmental Condition Assessment Form (as such term is defined by the CTA) for each applicable Location, as Certifying Party and transferor.  Within ten (10) days after Closing, the Surviving Company shall deliver to the Connecticut Department of Energy and Environmental Protection all forms, documents, and fees required under the CTA.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or mutual waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          The Company Stockholder Approval shall have been obtained.

(b)          No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Merger.

(c)          All (i) waiting periods applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) other approvals and clearances and expirations or terminations of waiting periods (as applicable) identified in Section 6.1(c) of the Company Disclosure Letter (clauses (i) and (ii), the “Required Regulatory Approvals”) shall have been obtained or shall have occurred (as applicable).

Section 6.2        Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          The representations and warranties of Parent and Merger Sub set forth in Article IV (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Parent and Merger Sub shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)          Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of Parent on behalf of Parent and Merger Sub, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) for each of Parent and Merger Sub have been satisfied.

Section 6.3          Conditions to Obligations of Parent and Merger Sub to Effect the Merger.  The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.3(a) and Section 3.18 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b)(ii), Section 3.2(b)(iii), Section 3.2(b)(iv) and Section 3.2(b)(v) shall be true in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for inaccuracies in such representations and warranties that are de minimis relative to the total fully-diluted equity capitalization of the Company, (iii) the representations and warranties of the Company set forth in Section 3.10(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of the Company set forth in Article III (disregarding all materiality and Material Adverse Effect qualifications contained therein) (other than those included in the reference to “material weakness” in Section 3.5 and in Section 3.16(a)) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          The Company shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)          Since the date of this Agreement there shall not have occurred a Material Adverse Effect that is continuing.

(d)          The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4         Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was due to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement (including, without limitation, Section 5.5).

ARTICLE VII

TERMINATION

Section 7.1          Termination or Abandonment.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether prior to or after the Company Stockholder Approval (except as otherwise provided below):

(a)          by the mutual written consent of the Company and Parent;

(b)          by either the Company or Parent, if the Effective Time shall not have occurred on or prior to 5:00 p.m. Eastern Time, on April 7, 2025 (the “End Date”); provided, however, that if the conditions to Closing set forth in Section 6.1(b) (to the extent related to the Required Regulatory Approvals or any Antitrust Law) or Section 6.1(c) have not been satisfied or waived on or prior to the End Date but all other conditions to Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), the End Date will be automatically extended to 5:00 p.m. Eastern Time, on July 7, 2025, and such date, as so extended, shall be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Merger to be consummated by the End Date shall be primarily attributable to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement (it being understood that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for all purposes of this Agreement); provided, further, that (A) if all of the conditions set forth in Article VI are satisfied (or in the case of conditions that by their nature are to be satisfied by actions taken at the Closing, are then capable of being satisfied if the Closing were to occur on such date) on a date that occurs on or prior to the End Date but the Closing would thereafter occur in accordance with Section 1.2 on a date (the “Specified Date”) that occurs within two (2) Business Days after the End Date, then the End Date shall automatically be extended to such Specified Date and the Specified Date shall become the End Date for purposes of this Agreement and (B) in the event the Marketing Period has commenced on or prior to the End Date but has not completed by the date that is three (3) Business Days prior to the End Date, the End Date shall automatically be extended (or further extended) to the date that is two (2) Business Days after the then-scheduled expiration date of the Marketing Period and such date shall become the End Date for purposes of this Agreement;

(c)          by either the Company or Parent if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if such Order shall be primarily attributable to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement (it being understood that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for all purposes of this Agreement);

(d)          by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e)          by the Company, if Parent or Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) days following written notice from the Company to Parent of such breach, inaccuracy or failure; provided that the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would give rise to a failure of a condition set forth in Section 6.3(a) or 6.3(b);

(f)           by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) days following written notice from Parent to the Company of such breach, inaccuracy or failure; provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b);

(g)          at any time prior to the receipt of the Company Stockholder Approval, by Parent in the event of an Adverse Recommendation Change;

(h)         by the Company (at any time prior to the receipt of the Company Stockholder Approval) in order to enter into a definitive agreement providing for a Superior Proposal in accordance with Section 5.3(f); and

(i)          by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.3 are satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing), (ii) Parent and Merger Sub fail to consummate the Closing within three (3) Business Days after the first date on which Parent and Merger Sub were required to consummate the Closing pursuant to Section 1.2, (iii) the Company has irrevocably notified Parent in writing at least three (3) Business Days prior to such termination that it is ready, willing and able to consummate the Closing (provided that, notwithstanding anything to the contrary contained in Section 7.1(b), no party shall be permitted to terminate this Agreement pursuant to Section 7.1(b) during any such three (3)-Business Day period) and (iv) Parent failed to consummate the Closing within such three (3)-Business Day period.

Section 7.2         Effect of Termination.  In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Guarantee, the Confidentiality Agreement, and the provisions of the final sentence of Section 5.11(e), this Section 7.2, Section 7.3 and Article VIII (in each case, including the limitations set forth therein) shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other, except as expressly provided in the Guarantee, the Confidentiality Agreement and the final sentence of Section 5.11(e) and Section 7.3; provided that, subject in all respects to the limitations set forth in this Section 7.2, Section 7.3, Section 8.5 and Section 8.16, nothing in this Agreement shall relieve any party hereto from Liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination, in each case, which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, including any Willful Breach, such damages will include the benefit of the bargain lost by the non-breaching party, taking into consideration relevant matters, including opportunity costs and the time value of money (including any obligations of the parties pursuant to the Limited Guarantee to make such payments in accordance with, and subject to the terms, thereof).

Section 7.3          Termination Fees.

(a)          In the event that:

(i)         this Agreement is validly terminated (A) by the Company pursuant to Section 7.1(h) or (B) by Parent pursuant to Section 7.1(g); or

(ii)        (A) after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, an Alternative Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Alternative Proposal”) (a “Qualifying Transaction”) shall have been publicly made and not withdrawn prior to the Company Stockholders’ Meeting or publicly disclosed or otherwise announced and not withdrawn prior to the Company Stockholders’ Meeting, (B) thereafter this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f), and (C) at any time on or prior to the nine (9)-month anniversary of such valid termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement for any Qualifying Transaction, which such Qualifying Transaction is subsequently consummated, whether during or following such nine (9)-month period, then, the Company shall pay Parent (or its designees) the Company Termination Fee in immediately available funds to one or more accounts designated by Parent in writing (I) in the case of Section 7.3(a)(i)(A) above, prior to or substantially concurrently with such valid termination, (II) in the case of Section 7.3(a)(i)(B) above, within three (3) Business Days after valid termination of this Agreement, or (III) in the case of Section 7.3(a)(ii) above, substantially concurrently with the consummation of a Qualifying Transaction.

(b)          In the event that:

(i)         this Agreement is validly terminated (A) by the Company pursuant to Section 7.1(e) or Section 7.1(i) or (B) by Parent or the Company pursuant to Section 7.1(b) and at such time the Company was entitled to terminate this Agreement pursuant to Section 7.1(e) or Section 7.1(i), then Parent shall pay (or cause to be paid) to the Company the Parent Termination Fee in immediately available funds within three (3) Business Days after the date of such valid termination by Parent or the Company to one or more accounts designated by the Company in writing.

(c)          Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without this Section 7.3, Parent (in the case of Section 7.3(a)) or the Company (in the case of Section 7.3(b)) would not have entered into this Agreement.  Accordingly, if a party fails to promptly pay any amount due pursuant to Section 7.3(a) or Section 7.3(b), as applicable, the failing party shall pay to the other party all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made (together with the obligations of Parent under the final sentence of Section 5.11(e), the “Additional Obligations”).  The parties further acknowledge that neither the Company Termination Fee nor the Parent Termination Fee shall constitute a penalty but is each liquidated damages, in a reasonable amount that will compensate each party in the circumstances in which the Company Termination Fee or the Parent Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.  Each of the parties hereto acknowledges and agrees that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)          Except as expressly set forth in Section 7.3(c), and Section 8.2, upon the payment by the Company of the Company Termination Fee and the Additional Obligations, as and when required by Section 7.3(a), none of the Company, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or their respective Affiliates or Representatives, except pursuant to the Confidentiality Agreement.  Payment of the Company Termination Fee pursuant to Section 7.3(a) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their or their respective Affiliates’ respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination.  Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.3(a) and the amounts, if any, due and owing under Section 7.3(c), Parent’s right to specific performance pursuant to Section 8.5 and Parent’s right to damages as a result of fraud or a Willful Breach by the Company of this Agreement  (in each case, subject to the limitations set forth in Section 7.2 and Section 7.3) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their or their respective Affiliates’ respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) in respect of this Agreement, the Merger and the transactions contemplated hereby, and upon payment of such amounts, none of the Company Related Parties will have any further monetary liability or obligation to the Parent Related Parties relating to or arising out of this Agreement, the Merger or the transactions contemplated hereby (except that the parties hereto (or their Affiliates), as applicable, will remain obligated with respect to, and the parties hereto (or their Affiliates), as applicable, may be entitled to remedies with respect to, the Confidentiality Agreement).  Except with respect to Parent’s right in connection with claims against the Company pursuant to the Confidentiality Agreement and subject in all respects to Section 7.2, Section 7.3 and Section 8.5 (including, in each case, the limitations set forth therein), upon the payment of the Company Termination Fee to the extent owed pursuant to Section 7.3(a) and the amounts, if any, due and owing under Section 7.3(c), none of the Company Related Parties shall have any further liability (whether in equity or at law, in contract, in tort or otherwise) with respect to this Agreement or the transactions contemplated hereby to the Parent Related Parties.  For the avoidance of doubt, nothing in this Section 7.3(d) shall limit any remedies of Parent prior to such termination, including specific enforcement pursuant to Section 8.5.

(e)          Except as expressly set forth in Section 7.3(c) and Section 8.2, upon the payment by Parent of the Parent Termination Fee and the Additional Obligations as and when required by Section 7.3(b), none of Parent, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to the Company or its Affiliates or Representatives, other than with respect to the Confidentiality Agreement.  Payment of the Parent Termination Fee pursuant to Section 7.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any of its Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination, except with respect to the Confidentiality Agreement.  The Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to Section 7.3(b) and any Additional Obligations pursuant to Section 7.3(c), the Company’s right to specific performance pursuant to Section 8.5, the Company’s rights in connection with claims against Apollo Management X, L.P. pursuant to the Confidentiality Agreement, the Company’s rights pursuant to and in accordance with the terms of the Guarantee and the Company’s right to damages as a result of fraud or a Willful Breach by Parent or Merger Sub of this Agreement (in each case, subject to the limitations set forth in Section 7.2 and Section 7.3) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and, except with respect to the Company’s right in connection with claims against Apollo Management X, L.P. pursuant to the Confidentiality Agreement, upon payment of the Parent Termination Fee and any Additional Obligations pursuant to Section 7.3(c), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.  For the avoidance of doubt, nothing in this Section 7.3(e) shall limit any remedies of the Company prior to such termination, including specific enforcement pursuant to Section 8.5; provided that, in no event shall the Company be entitled to receive both (i) an order for specific performance or any other equitable remedy of the type contemplated by Section 8.5 to cause the consummation of transactions contemplated hereby (including the Merger) to occur and (ii) the Parent Termination Fee pursuant to Section 7.3(b).

(f)          Notwithstanding anything to the contrary in this Agreement or the Transaction Documents, but subject to Section 8.5, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment of the Company Termination Fee and any other payment in connection with any Transaction Document or otherwise, of the Company Related Parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise) (A) under this Agreement or any other Transaction Document; (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents to be consummated; or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (i) the Parent Termination Fee, plus (ii) the amounts, if any, due and owing under Section 7.3(c), if any, (collectively, the “Company Maximum Liability Amount”), except with respect to Parent’s rights in connection with claims against the Company pursuant to the Confidentiality Agreement.

(g)          Notwithstanding anything to the contrary in this Agreement or the Transaction Documents, but subject to Section 8.5, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise of the Parent Related Parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise) (i) under this Agreement or any other Transaction Document; (ii) in connection with the failure of the Merger (including the Financing) or the other transactions contemplated hereunder or under the Transaction Documents to be consummated; or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (A) the Parent Termination Fee plus (B) the Additional Obligations, if any, due and owing under Section 7.3(c) (collectively, the “Parent Maximum Liability Amount”), except with respect to the Company’s rights in connection with claims against Apollo Management X, L.P. pursuant to the Confidentiality Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1          No Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time (including, without limitation, the Equity Commitment Letter, Section 5.5, Section 5.9 and this Article VIII).

Section 8.2         Expenses; Transfer Taxes.

(a)          Except as otherwise provided in this Agreement (including in Section 5.11(f) and Section 7.3) or any other Transaction Document, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby or the other Transaction Documents shall be paid by the party incurring or required to incur such expenses; provided that Parent shall pay all filing fees required under the HSR Act and other Antitrust Laws.

(b)          Except as otherwise provided in Section 2.2(d), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Common Shares pursuant to the Merger shall be borne by Parent or Merger Sub, and expressly shall not be a liability of the holders of Company Common Shares.

Section 8.3         Counterparts; Effectiveness.  This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4          Governing Law; Jurisdiction.

(a)          This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)         Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”).  Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by applicable Law, each of the parties hereto hereby agrees that service of process upon such party in any Proceeding with respect to this Agreement will be effective if notice is given in accordance with Section 8.7 and waives any further requirements for such service of process; provided that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.5          Specific Enforcement.

(a)          The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (i) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specific performance of the terms hereof, without proof of actual damages, in each case in the Chosen Courts (in the order expressed in Section 8.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.  In circumstances where Parent and Merger Sub are obligated to consummate the Merger pursuant to the terms and conditions of this Agreement and the Merger has not been consummated by Parent or Merger Sub, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger pursuant to the terms and conditions of this Agreement.  The Company’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its stockholders.  The parties hereto agree that, notwithstanding any other provision of this Agreement to the contrary, but subject to Section 8.5(b), the Company shall be entitled to specific performance (or any other equitable relief) to cause Parent to consummate the Closing and to cause Parent to draw down the cash equity committed pursuant to the Equity Commitment Letter to consummate the Closing, on the terms set forth herein.

(b)          Notwithstanding Section 8.5(a) or anything else to the contrary in this Agreement or any other Transaction Document, neither the Company nor its Affiliates shall be entitled to enforce or seek to enforce specifically Parent’s and Merger Sub’s obligations to cause to be funded all or any portion of the Equity Financing or otherwise consummate the Merger or any other transactions contemplated by this Agreement or the other Transaction Documents unless and only if (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) shall have been satisfied or (to the extent permissible under applicable Law) waived, (ii) the full amount of the Debt Financing (or any Alternative Financing in accordance with Section 5.11) has been funded or will be funded at the Closing (in each case, in accordance with the terms and conditions thereof) if the Equity Financing was funded at the Closing, (iii) Parent and Merger Sub have failed to consummate the Merger by the first date the Closing is required to have occurred pursuant to Section 1.2 and (iv) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity Financing and Debt Financing (or the Alternative Financing, in accordance with Section 5.11) are funded, then it will take such actions as required by this Agreement to cause the Closing to occur.  Notwithstanding anything to the contrary contained herein, under no circumstances will the Parent or the Company, directly or indirectly, be permitted or entitled to receive both (i) an order for specific performance or other equitable relief of the type contemplated by this Section 8.5 to cause the Closing to occur and (ii) any monetary damages or other payments (including payment of the Parent Termination Fee or the Company Termination Fee, as applicable).

Section 8.6         WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR THE COMMITMENT LETTERS OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO).

Section 8.7          Notices.  Any notice required to be given hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the recipient; (b) when sent by email (without receipt of a delivery failure notice) or facsimile (provided that any notice sent by facsimile or otherwise to the recipient on any Business Day after 5:00 p.m. (recipient’s local time) shall be deemed to have been sent at 9:00 a.m. (recipient’s local time) on the next Business Day); (c) by reliable overnight delivery service (with proof of service); or (d) by certified or registered mail (return receipt requested and first-class postage prepaid); in each case addressed as follows:

if to Parent or Merger Sub, or the Surviving Company after the Effective Time:

c/o Apollo Management X, L.P.
9 West 57th Street
43rd Floor
New York, New York 10019

Attention:	Antoine Munfakh, Partner Whitney Chatterjee, Chief Legal Officer
Email:	[***] [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention:	Justin Hamill Rick Press Michael Anastasio
Email:	Justin.Hamill@lw.com Rick.Press@lw.com Michael.Anastasio@lw.com

if to the Company prior to the Effective Time:

Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010
Attention:	Jay B. Knoll, Senior Vice President, General Counsel and Secretary
Email:	[***]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Benjamin M. Roth, Esq. Elina Tetelbaum, Esq.
Email:	BMRoth@wlrk.com ETetelbaum@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8          Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that, each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder (i) to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, in each case, that is a “United States person” within the meaning of Section 7701(a)(30) of the Code or a domestic limited liability company treated as an entity disregarded as separate from such a “United States person” for U.S. federal income Tax purposes, or (ii) to any debt financing sources (including the Debt Financing Entities) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing) in accordance with the terms of such debt financing (including the Debt Financing), but in each case no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder.  Subject to the first sentence of this Section 8.8, this Agreement and the other Transaction Documents shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10        Entire Agreement.  This Agreement (including the exhibits and schedules hereto) and the other Transaction Documents constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 8.11        Amendments; Waivers.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company.  Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12        Headings.  Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13        No Third-Party Beneficiaries.  Except (a) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of the Company Common Shares and Company Equity Awards as of the Effective Time) and Section 5.9 (which, from and after the Effective Time, shall be for the benefit of the Covered Persons), (b) for the limitations on liability of the Company Related Parties set forth in Section 7.3(d) and Section 7.3(f), (c) for the limitations on liability of the Parent Related Parties set forth in Section 7.3(e) and Section 7.3(g) and (d) as set forth in Section 8.16, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing in this Agreement is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.  In accordance with Section 261(b) of the DGCL, the Company shall, in its sole discretion and as a representative of the stockholders of the Company, including the holders of Company Common Shares, have the sole and exclusive authority to take action on behalf of the stockholders of the Company, including the holders of Company Common Shares, to enforce the rights of such stockholders under this Agreement.

Section 8.14        Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All references in this Agreement to “$” or “dollars” shall be to U.S. dollars.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to October 6, 2024.  The words “day” or “days” when used in this Agreement shall refer to calendar days unless specified as Business Days. When calculating the period of time before which, within which or following which any act is to be done or step to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.  The word “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.  The term “third party” shall mean any person, including any “group” as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates or any “group” that includes the Company, Parent or any of their respective Affiliates.  The phrase “ordinary course” or “ordinary course of business” shall be construed to mean an action taken, or omitted to be taken, by any person in the ordinary course of such person’s business; provided that any modifications, suspensions and/or alterations of policies or operations resulting from, or determined by such person to be advisable and reasonably necessary in response to Sanctions Measures or Cybersecurity Measures shall be deemed to be in the ordinary course of business.  All references to information or documents having been “made available” (or words of similar import) shall be deemed satisfied, among other means (such as by electronic data room, management presentation or otherwise), by such information or documents being publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Each of the parties has participated in the drafting and negotiation of this Agreement.  References to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder and references to specific laws, Contracts or specific provisions thereof are to such laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time.  All accounting terms used in this Agreement and not expressly defined shall have the meanings given to them under GAAP.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15        Attorney-Client Privilege.  (a) All attorney-client privilege and attorney work-product protection of the Company or any of its Subsidiaries as a result of legal counsel representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (b) all documents subject to the attorney-client privilege or work-product protection described in Section 8.15(a) and (c) all documents maintained by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall, from and after the Closing, be held by the persons serving as directors of the Company immediately prior to the Closing, and their respective successors.

Section 8.16        Debt Financing Parties.  Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby:  (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law any rights or claims to trial by jury in any such legal action brought against the Debt Financing Parties in any way arising out of or relating to, this Agreement, or the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, (d) agrees that none of the Debt Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby (subject to the last sentence of this Section 8.16), and (e) agrees that the Debt Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 8.16 (and any definition in this Agreement to the extent that an amendment of such provision would modify the provisions of this Section 8.16) and that this Section 8.16 may not be amended in a manner materially adverse to the Debt Financing Parties without the written consent of the Debt Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, nothing in this Section 8.16 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Party’s obligations under the Debt Commitment Letter, or the rights of the Company and its Subsidiaries against the Debt Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.17        Non-Recourse.  Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the other Transaction Documents or the Merger (including the Financing) or any other transactions contemplated hereunder or thereunder; (b) the negotiation, execution or performance of this Agreement or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other Transaction Documents); (c) any breach or violation of this Agreement or any of the other Transaction Documents; and (d) any failure of the Merger or any other transactions contemplated under this Agreement or the other Transaction Documents (including the Financing) to be consummated, in each case, may be made only against the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, Persons expressly identified as parties to such Transaction Documents, and their respective successors and assigns, and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable.  Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary, each party agrees, on behalf of itself and its respective Related Parties, that no recourse under this Agreement or any of the other Transaction Documents or in connection with the Merger or any other transactions contemplated hereunder or under any other Transaction Document (including the Financing) will be sought or had against the other Person, or its Related Parties, and no other Person, including any Related Party, will have any liabilities or obligations, for any claims arising under, out of, in connection with or related to the items in the immediately preceding clauses (a) through (d), except for claims that (i) the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (B) and (C), in all respects to the limitations set forth in Section 7.2, Section 7.3(d), Section 7.3(e), Section 8.5(b) and this Section 8.17) (A) against any Person that is party to, and solely pursuant to the terms and conditions of the Confidentiality Agreement; (B) against each Equity Investor under, if, as and when required pursuant to the terms and conditions of the Guarantee; (C) against the Equity Investors for specific performance of their obligation to fund their committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of Section 6 of the Equity Commitment Letter; or (D) against the Company, Parent and Merger Sub in accordance with, and pursuant to the terms and conditions of this Agreement, or (ii) the third parties identified as third party beneficiaries in Section 8.13 may assert solely in accordance with, and pursuant to the terms and conditions of, this Agreement.  Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, no Parent Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the other Transaction Documents (excluding under the Confidentiality Agreement in accordance with their terms) or the Merger (including the Financing), or the termination or abandonment of any of the foregoing.

Section 8.18        Definitions.

(a)          Certain Specified Definitions.  As used in this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains confidentiality provisions that are not materially less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement (it being understood that (i) such Acceptable Confidentiality Agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal and (ii) such confidentiality agreement shall not prohibit compliance by the Company with its obligations under this Agreement).  For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a third party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided that, other than in the case of the definition of “Parent Related Party” and for purposes of Section 3.12, Section 4.4, Section 4.6, Section 4.9, Section 4.10, Section 4.12, Section 5.4, Section 5.6, Section 5.8, Article VII and Section 8.8), in no event shall Parent, Merger Sub or any of their respective Subsidiaries be considered an Affiliate of Apollo Global Management, Inc. (“Apollo”) or any portfolio company or investment fund affiliated with or managed by affiliates of Apollo, nor shall Apollo or any portfolio company or investment fund affiliated with or managed by affiliates of Apollo, be considered to be an Affiliate of Parent, Merger Sub or any of their respective Subsidiaries.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Bribery Legislation” means all and any of the following: the U.S. Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the UK Bribery Act 2010; the U.S. PATRIOT Act; and any applicable anti-bribery or anti-corruption laws and regulations of any jurisdiction in which the Company or any of its Subsidiaries has operated or operates.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, individual consulting, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock, restricted stock unit or other equity or equity‑based, incentive, commission, deferred compensation, severance, redundancy, termination, retirement, supplemental retirement, pension, change in control, health, welfare, vacation, fringe benefit or other compensation or benefit plan, program, agreement or arrangement sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former directors, officers or employees (or any dependent or beneficiary thereof) of the Company or its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or may have any obligation or liability, other than any Multiemployer Plan or any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contributes or is required to contribute pursuant to applicable Law.

“Company Credit Agreement” means that certain Credit Agreement, dated as of August 31, 2023, among the Company, Barnes Group Switzerland GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Switzerland, Barnes Group Acquisition GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany, Bank of America, N.A., as administrative agent, as collateral agent and as swingline lender, and each issuing bank and lender party thereto from time to time (as amended by Amendment No. 1, dated as of February 6, 2024, and Amendment No. 2, dated as of March 19, 2024, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Company Equity Awards” means the Company Options, Company RSU Awards, Company PSU Awards and Company DSU Awards.

“Company Equity Plans” means the Barnes Group Inc. Stock and Incentive Award Plan, as amended March 15, 2010, the 2014 Barnes Group Inc. Stock and Incentive Award Plan, the 2023 Barnes Group Inc. Stock and Incentive Award Plan, the Barnes Group Inc. Non-Employee Director Deferred Stock Plan and the Barnes Group Inc. Inducement Stock Option Award Summary of Grant and Inducement Stock Option Award Agreement dated July 14, 2022, in each case as amended.

“Company Intellectual Property” means any Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means each (i) Patent, (ii) registered Mark and (iii) registered Copyright, and including any applications or recordations, for any of the foregoing, that as of the date hereof are owned by the Company or any of its Subsidiaries.

“Company Termination Fee” means $85,000,000.

“Compliant” means, with respect to the Required Financial Information, that (a) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading in light of the circumstances in which it was made available, (b) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that would be applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) and (c) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Debt Financing Entities to the extent required as part of the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures; it being understood that such issuance of the comfort letter shall not occur until the “pricing” of such debt securities).

“Contract” means any written contract, subcontract, note, bond, mortgage, indenture, deed of trust, license, sublicense, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

“Cybersecurity Measures” means (a) any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of Personal Data that are applicable to the Company and its Subsidiaries and (b) any measures, changes in business operations or other practices adopted in good faith by the Company and its Subsidiaries in response to a Security Incident to increase the protection of its IT Assets or any stored Personal Data.

“Debt Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent or Merger Sub in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Merger, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements (including any definitive agreements) relating thereto and their respective successors and assigns.

“Debt Financing Parties” means the Debt Financing Entities and their respective Affiliates and their and their respective Affiliates’ former, current or future officers, directors, employees, agents, attorneys, advisors, general or limited partners, shareholders and representatives and their respective successors and assigns.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, climate, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Information” means (a) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date), (b) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosures and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (c) any information regarding any post-Closing or pro forma cost savings or synergies, (d) risk factors relating to all or any component of the Debt Financing, (e) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13.01 or 13.02 of Regulation S-X, any compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (f) separate subsidiary financial statements, (g) projections and (h) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act.

“Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement, other transactional authority agreement, or change order) between the Company or any of its Subsidiaries, on one hand, and any Governmental Entity or any prime contractor or subcontractor (at any tier) of any Governmental Entity, in its capacity as such, on the other hand.

“Governmental Entity” means any transnational, U.S. or foreign federal, state or local governmental, regulatory or administrative agency, commission, court, department, body, entity, official or authority, including any subdivision thereof.

“Hazardous Materials” means all substances defined or regulated as hazardous, toxic, radioactive or dangerous, or a pollutant or a contaminant, in each case, under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, per- or polyfluoroalkyl substance, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination:  (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations under finance leases recorded on the books and records of such Person in accordance with GAAP, (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (v) all letters of credit or performance bonds issued for the account of such Person, in each case, to the extent drawn upon and payable thereunder, (vi) all guarantees of such Person of any Indebtedness described in clauses (i) through (v) above of any other Person other than a wholly owned subsidiary of such Person; and (vii) interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) that would arise at Closing as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing; provided that Indebtedness shall not include any intercompany indebtedness owing between the Company or any of its Subsidiaries.

“Information Privacy and Security Laws” means all applicable Laws and binding standards to which the Company or any of its Subsidiaries are bound concerning privacy, data security, or the receipt, collection, use, storage, processing, sharing, security, privacy, disclosure or transfer of any Personal Data, including where applicable and to the extent applicable to Personal Data, state data privacy and breach notification laws, state social security number protection Laws, any applicable Laws concerning requirements for website and mobile application privacy policies, notices and/or practices, data or web scraping, electronic monitoring or recording or any outbound communications (including outbound calling and text messaging), telemarketing, outbound calls, faxes, text messaging and e-mail marketing, the General Regulation of the European Union 2016/679 of 27 April 2016 on the protection of natural persons, the Canadian Personal Information Protection and Electronic Documents Act, the Federal Trade Commission Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the CAN-SPAM Act, the Health Insurance Portability and Accountability Act of 1996, the Telephone Consumer Protection Act, the California Consumer Privacy Act, and the Children’s Online Privacy Protection Act.

“Intellectual Property” means any and all statutory and/or common law rights anywhere in the world arising out of, or associated with, the following:  all (i) United States and foreign patents and patent applications, statutory invention registrations, registered designs or similar rights anywhere in the world in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”), (ii) trademarks, service marks, trade dress, trade names, logos and other similar designations of origin and registrations and applications for registration thereof (“Marks”), (iii) World Wide Web addresses, domain names, uniform resource locators, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services, (iv) copyrights, registrations and applications for registration thereof, and any equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors (“Copyrights”), (v) trade secrets, industrial secret rights, rights in know-how, inventions, data, databases, confidentiality or proprietary business or technical information, and other rights in confidential information that derives independent economic value, actual or potential, from not being known to other Persons (“Trade Secrets”), (vi) computer software programs, including all source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation related thereto and (vii) similar, corresponding or equivalent intellectual property rights anywhere in the world.

“IT Assets” means computers (including databases stored therein), hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment and terminals) owned by, or leased to, the Company or its Subsidiaries.

“ITAR” means the International Traffic in Arms Regulations, 22 C.F.R. Parts 120–130, administered and enforced by the U.S. Department of State Directorate of Defense Trade Controls.

“knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge, after due inquiry of their respective direct reports, of the individuals listed on Section 8.18(a) of the Parent Disclosure Letter, and (ii) with respect to the Company and its Subsidiaries, the actual knowledge, after due inquiry of their respective direct reports, of the individuals listed on Section 8.18(a) of the Company Disclosure Letter.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any lien, claim, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, put, call, right of first refusal, right of first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature.

“Marketing Period” means the first period of seventeen (17) consecutive days after the date of this Agreement (a) throughout and at the end of which Parent shall have the Required Financial Information and the Required Financial Information shall be Compliant and (b) throughout and at the end of which the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such seventeen (17)-consecutive day period; provided that (a) November 27, 2024, November 28, 2024, November 29, 2024, January 20, 2025, February 17, 2025, May 26, 2025, June 19, 2025, July 3, 2025, and July 4, 2025, shall not constitute days for purposes of calculating such seventeen (17)-consecutive day period (provided, however, that such exclusion shall not restart such period) and (b) if the seventeen (17)-consecutive day period shall not have ended on or prior to December 20, 2024, then such seventeen (17)-consecutive day period shall be deemed not to have commenced until January 2, 2025; provided, further, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the seventeen (17)-consecutive day period described above if the Debt Financing is closed on such earlier date and (y) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such seventeen (17)-consecutive day period:  (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required in accordance with GAAP, (B) the Company’s independent auditor shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Financial Information, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new audit opinion is issued with respect to such audited financial statements (or portion thereof) for the applicable periods by the independent auditor of the Company or another independent public accounting firm of national standing reasonably acceptable to Parent (it being understood that any “big four” accounting firm will be deemed acceptable), or (C) any Required Financial Information would not be Compliant at any time during such seventeen (17)-consecutive day period or otherwise ceases to meet the requirement of “Required Financial Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Financial Information is updated or supplemented so that it is Compliant and meets the requirement of “Required Financial Information” (it being understood that if any Required Financial Information provided at the commencement of the Marketing Period ceases to be Compliant during such seventeen (17)-consecutive day period, then the Marketing Period shall be deemed not to have commenced).  If at any time the Company shall in good faith believe that it has provided the Required Financial Information and that such Required Financial Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement in the immediately preceding sentence to deliver the Required Financial Information that is Compliant will be deemed to have been satisfied as of the date of delivery of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information that is Compliant on such date and, within three (3) Business Days after the date of delivery of such notice, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered or how such Required Financial Information is not Compliant) and, following delivery of such Required Financial Information that is Compliant specified in such notice, the Marketing Period will commence so long as all other conditions and requirements for the Marketing Period to commence are satisfied; provided that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information was, in fact, delivered and is Compliant.

“Material Adverse Effect” means, with respect to the Company, any change, effect, event, occurrence or development that, individually or in the aggregate, (x) would reasonably be expected to prevent or materially delay the ability of the Company to consummate the transactions contemplated hereby by the End Date or (y) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, excluding, however, solely in the case of clause (y), the impact of (i) any changes or developments in domestic, regional, foreign or global markets or domestic, regional, foreign or global economic conditions generally, including (A) any changes or developments in or affecting domestic or any foreign securities, equity, credit, financial or commodities markets or (B) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (ii) changes after the date of this Agreement in GAAP or the interpretation or enforcement thereof, (iii) changes after the date of this Agreement in Law or the interpretation or enforcement thereof by Governmental Entities, (iv) any geopolitical conditions, military conflict or actions, outbreak of hostilities, acts of war (whether or not declared), acts of foreign or domestic terrorism, cyberterrorism, cyber attack, rebellion or insurrection, acts of espionage, trade wars, sabotage or cybercrime or escalation or worsening of any of the foregoing by or sponsored by a Governmental Entity, or escalation or worsening of any of the foregoing, or any action taken by any Governmental Entity in response to any of the foregoing, including sanctions or similar restrictions imposed in connection with the dispute between the Russian Federation and Ukraine or the disputes between or among Israel, Hamas, Hezbollah, Lebanon, Yemen, Iran and other Persons in the Middle East, (v) changes or developments in the business or regulatory conditions affecting the industries in which the Company or any of its Subsidiaries operate, (vi) the execution and delivery of this Agreement and the other Transaction Documents, or the announcement or the existence of, or compliance with or performance under (except with respect to the Company’s obligations (subject to the limitations therein) under Section 5.1(a)(A) to use reasonable best efforts to conduct its business in the ordinary course in all material respects), the express terms of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, financing sources, customers, suppliers, partners or other business relationships); provided that this clause (vi) shall not apply to any representations and warranties set forth in Section 3.3(c) or the conditions set forth in Section 6.3(a) to the extent related thereto, (vii) the identity of Parent or Merger Sub as the acquiror of the Company or any communication by Parent or its Affiliates regarding plans or intentions with respect to the Company or any of its Subsidiaries, (viii) hurricanes, tornados, floods, volcanic eruptions, earthquakes, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), pandemics, epidemics or other outbreaks of diseases, quarantine restrictions, severe weather conditions, power outages or electrical blackouts, wild fires or other natural or man-made disasters or any acts of God (or escalation or worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Entity or the World Health Organization in response to any of the foregoing), (ix) any decline in the trading price or trading volume of the Company Common Shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (provided that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded hereunder), (x) the failure to meet any projections, guidance, budgets, forecasts or estimates for any period (provided that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded hereunder), (xi) any action taken or omitted to be taken by the Company or any of its Subsidiaries (except with respect to the Company’s obligations (subject to the limitations therein) under Section 5.1(a)(A) to use reasonable best efforts to conduct its business in the ordinary course in all material respects) at the express written request or with the express written consent of Parent or as required or expressly contemplated by this Agreement, (xii) any Transaction Litigation (provided that the underlying facts or occurrences giving rise to such Transaction Litigation may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded hereunder), and (xiii) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the business or any group of employees of the Company or any of its Subsidiaries; provided, however, that in the case of the foregoing clauses (i), (ii), (iii), (iv), (v), (viii) and (xiii) to the extent such change, effect, event, change, occurrence or development referred to therein are not otherwise excluded from the definition hereof and have a materially disproportionate adverse impact on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to other persons engaged in the same industry, then the incremental disproportionate adverse effect (and only the incremental disproportionate adverse effect) of such change, effect, event, change, occurrence or development shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred.

“Offering Documents” means prospectuses, private placement memoranda, offering memoranda, syndication memoranda, ratings agency presentations, information memoranda and lender and investor presentations, in each case, to the extent the same are customary and required, in connection with the Debt Financing.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition or development that prevents, impairs or materially delays the ability of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement or the other Transaction Documents (including the Merger).

“Parent Termination Fee” means a cash amount equal to $168,504,000.

“Permitted Lien” means (i) any Lien for Taxes not yet due or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established by the Company in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent, (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside in accordance with GAAP for the payment thereof or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (v) Liens relating to intercompany borrowings among any Person and its wholly owned subsidiaries, (vi) any Lien that is disclosed on the most recent condensed consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (vii) with respect to Owned Real Property and Leased Real Property, utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality and do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Owned Real Property or Leased Real Property or otherwise materially impair the business operations of the Company and its Subsidiaries at the Owned Real Property or Leased Real Property to which they relate, (viii)  licenses, covenants not to sue and similar rights granted with respect to Intellectual Property other than in furtherance of a security interest or similar contingent payment obligation, (ix) Liens to be released at or prior to Closing, (x) any purchase money security interests, equipment leases or similar financing arrangements, and (xi) Liens that secure indebtedness (A) in existence on the date of this Agreement and set forth on Section 8.18(b) of the Company Disclosure Letter or (B) arising subsequent to the date hereof and not prohibited by Section 5.1(b)(vii).

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and the media, and any of their permitted successors and assigns.

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person, household or personal device (or that relates to an identified natural person, household or personal device).  Personal Data also includes any information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or any similar term under any applicable Laws.

“Proceeding” means any action, suit, claim, hearing, arbitration, litigation or other proceeding, in each case, by or before any Governmental Entity.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Release” means any spilling, leaking, pumping, emitting, emptying, leaching, escaping, dumping, injection, deposit, discharge or disposing of any Hazardous Material into, onto or through the environment.

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible high-yield debt securities on a registration statement on Form S-1 under the Securities Act in order for Parent and Merger Sub to consummate the offering of high-yield debt securities contemplated by the Debt Commitment Letter (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements (other than the fourth quarter), will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) (A) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Debt Financing Entities) to the extent that such information is required in connection with the Debt Financing or of the type and form customarily included in (I) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letter or (II) an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act or (B) is necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any non-convertible high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum.  Notwithstanding anything to the contrary in this definition, nothing in this Agreement will require the Company to provide (or be deemed to require the Company to prepare) and the Required Financial Information shall not include, any Excluded Information.  The parties hereto agree that the filing by the Company with the SEC of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q that includes any annual audited financial statements or quarterly interim financial statements of the Company included in the Required Financial Information will be deemed to satisfy any requirement to deliver such financial statements to the Parent so long as such financial statements otherwise comply with the requirements set forth in “Required Financial Information” with respect thereto.

“Sanctioned Country” means any of Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under Sanctions Laws, including (a) any Person listed on any Sanctions Laws-related list of designated persons maintained by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom; (b) any Person located, organized or resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; (c) the Government of Venezuela or any government instrumentality of Venezuela; and (d) any Person, directly or indirectly, fifty percent (50%) or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (a) - (c).

“Sanctions Laws” means all economic, financial, or trade sanctions imposed, administered, or enforced by (a) the United States government (including by OFAC or the U.S. Department of State), and (b) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Sanctions Measures” means reasonable measures, changes in business operations or other practices, affirmative or negative, adopted by the Company and its Subsidiaries in response to any Sanctions Laws or similar restrictions imposed on the Russian Federation, or certain persons associated with the Russian Federation, in each case as a result of or in connection with the Russian Federation’s invasion of Ukraine.

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the voting power of the outstanding voting securities are directly or indirectly owned by such party or (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party or (b) such party or one or more of its Subsidiaries has the right to designate a majority of the members of the board of directors (or similar governing body) of such Person.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Return” means any return, report, election or similar filing required to be filed with any Taxing Authority with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection or imposition of any Tax.

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the ITAR, the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (b) the applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the United Kingdom, the EU, and any EU member state, except to the extent inconsistent with U.S. law.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guarantee and any other document contemplated hereby or thereby or any document or instrument delivered in connection hereunder or thereunder.

“U.S. Company Benefit Plan” means, each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

“Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

(b)          The following terms are defined elsewhere in this Agreement, as indicated below:

Section

Additional Obligations	Section 7.3(c)
Adverse Recommendation Change	Section 5.3(d)
Agreement	Preamble
Alternative Financing	Section 5.11(b)
Alternative Proposal	Section 5.3(h)
Antitrust Counsel Only Material	Section 5.6(b)
Antitrust Laws	Section 3.3(b)
Author	Section 3.15(c)
Book-Entry Shares	Section 2.1(a)(iii)
Cancelled Shares	Section 2.1(a)(ii)
Capitalization Date	Section 3.2(a)
Cash Bonus Plans	Section 5.5(b)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.3
Chosen Courts	Section 8.4(b)
Clearance Date	Section 5.4(a)
Closing	Section 1.2
Closing Date	Section 1.2
Collective Bargaining Agreement	Section 3.9(j)
Commitment Letters	Section 4.6(b)
Company	Preamble
Company Acquisition Agreement	Section 5.3(d)
Company Board	Recitals
Company Common Shares	Section 3.2(a)
Company Disclosure Letter	Article III
Company DSU Award	Section 2.3(d)
Company Employees	Section 5.5(a)
Company ESPP	Section 2.3(f)

Company Lease	Section 3.14(b)
Company Material Contracts	Section 3.16(a)
Company Maximum Liability Amount	Section 7.3(f)
Company Option	Section 2.3(a)
Company Organizational Documents	Section 3.1(b)
Company Preferred Shares	Section 3.2(a)
Company PSU Award	Section 2.3(c)
Company Related Parties	Section 7.3(d)
Company RSU Award	Section 2.3(b)
Company SEC Documents	Section 3.4(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders’ Meeting	Section 5.4(b)
Confidentiality Agreement	Section 5.2(c)
Covered Persons	Section 5.9(a)
CTA	Section 5.17
Current ESPP Offering Periods	Section 2.3(f)
D&O Insurance	Section 5.9(c)
Debt Commitment Letter	Section 4.6(a)
Debt Financing	Section 4.6(a)
Debt Financing Entities	Section 5.11(c)
Debt Financing Parties	Section 5.11(c)
Definitive Agreements	Section 5.11(a)
DFARS	Section 3.23
DGCL	Recitals
Dissenting Shares	Section 2.1(b)
DPA	Section 4.13
Effective Time	Section 1.3
Employment Laws	Section 3.9(k)
End Date	Section 7.1(b)
Enforceability Exceptions	Section 3.3(a)
Equity Commitment Letter	Section 4.6(b)
Equity Financing	Section 4.6(b)
Equity Investors	Section 4.6(b)
Exchange Act	Section 3.3(b)
Financing	Section 4.6(b)
Financing Amounts	Section 4.6(e)
Financing Authorization Letters	Section 5.11(d)(vii)
GAAP	Section 3.4(b)
Governmental Authorizations	Section 3.7(a)
Guarantee	Recitals
HSR Act	Section 3.3(b)
Intervening Event	Section 5.3(j)
Intervening Event Notice	Section 5.3(e)
IRS	Section 3.9(a)
Laws	Section 3.7(a)
Leased Real Property	Section 3.14(b)

Letter of Transmittal	Section 2.2(c)
Locations	Section 5.17
Management’s Discussion and Analysis	Section 5.11(d)(v)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Multiemployer Plan	Section 3.9(d)
Non-U.S. Company Benefit Plan	Section 3.9(a)
NYSE	Section 3.3(b)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Maximum Liability Amount	Section 7.3(g)
Parent Plans	Section 5.5(c)
Parent Related Parties	Section 7.3(d)
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(b)
Payoff Amount	Section 5.11(j)
Payoff Letters	Section 5.11(j)
Privacy Policy	Section 3.15(j)
Prohibited Modifications	Section 5.11(a)
Proxy Statement	Section 3.12
Qualifying Transaction	Section 7.3(a)(ii)
Recommendation	Section 3.3(a)
Required Regulatory Approvals	Section 6.1(c)
Sarbanes-Oxley Act	Section 3.4(a)
SEC	Section 3.3(b)
Securities Act	Section 3.4(a)
Security Incident	Section 3.15(h)
Significant Customers	Section 3.21
Significant Suppliers	Section 3.21
Solvent	Section 4.6(h)
Specified Date	Section 7.1(b)
Subject Indebtedness	Section 5.11(j)
Superior Proposal	Section 5.3(i)
Superior Proposal Notice	Section 5.3(f)
Surviving Company	Section 1.1
Takeover Statute	Section 3.19
Termination Date	Section 5.1(a)
Transaction Approvals	Section 3.3(b)
Transaction Litigation	Section 5.12
WARN Act	Section 5.1(b)(x)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BARNES GROUP INC.

By:	/s/ Thomas J. Hook
Name: Thomas J. Hook
Title: President and Chief Executive Office

[Signature Page to the Agreement and Plan of Merger]

GOAT HOLDCO, LLC

By:	/s/ James Ellworth
Name: James Ellworth
Title: Vice President

GOAT MERGER SUB, INC.

By:	/s/ James Ellworth
Name: James Ellworth
Title: Vice President

[Signature Page to the Agreement and Plan of Merger]

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BARNES GROUP INC.

FIRST: The name of this corporation (the “Corporation”) shall be Barnes Group Inc.

SECOND: Its registered office in the State of Delaware is to be located at Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19801, United States, and the name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose or purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which this Corporation is authorized to issue is 1,000. All such shares are of one class and are shares of common stock with the par value of $0.01 per share.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws.

SIXTH: Director Liability.

(a)          A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any repeal or modification of this Article SIXTH, Section (a) shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

(b)          The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, as the same exist or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, employee benefit excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Covered Person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in this Article SIXTH, the Corporation shall indemnify any such Covered Person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such Covered Person only if such Proceeding (or part thereof) was authorized by the Board of Directors.

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(c)          The right to indemnification conferred in this Article SIXTH shall include the right to be paid by the Corporation the expenses incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including without limitation service to any employee benefit plan) in advance of the final disposition of the Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of the Covered Person, to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article SIXTH or otherwise.

(d)           If a claim for indemnification (following the final disposition of such action, suit or Proceeding) or advancement of expenses under this Article SIXTH is not paid in full by the Corporation within sixty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person at any time thereafter bring suit against the Corporation to recover the unpaid amount of such claim and, if successful in whole or in part, such Covered Person shall be entitled to be paid the expenses of prosecuting such claim to the fullest extent permitted by law. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that such Covered Person has failed to meet a standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the Covered Person for the amount claimed. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met such standard of conduct, nor an actual determination by the Corporation (including the Board, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct, shall be a defense to the action or create a presumption that the claimant has failed to meet such standard of conduct.

(e)            The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred on any Covered Person by this Article SIXTH shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(f)            The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

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